UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Howard K. Kaminsky

Executive Vice President-Finance,

Chief Financial Officer and Secretary

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates is Sport Chalet, Inc., a Delaware corporation (“Sport Chalet” or the “Company”). The address of the Company’s principal executive offices is One Sport Chalet Drive, La Cañada, California 91011. The telephone number of the Company’s principal executive offices is (818) 949-5300.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A Common Stock, par value $0.01 per share (the “Class A Shares”), and the Company’s Class B Common Stock, par value $0.01 per share (the “Class B Shares” and together with the Class A Shares, the “Shares”). As of June 30, 2014, there were 12,414,490 issued and outstanding Class A Shares and 1,775,821 issued and outstanding Class B Shares. In addition, as of June 30, 2014, 2,127,506 Class A Shares and 25,750 Class B Shares were subject to outstanding options to purchase Shares (each, an “Option”).

Item 2.	Identity and Background of Filing Person.

Name and Address

Sport Chalet, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Everest Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vestis Retail Group, LLC, a Delaware limited liability company (“Parent”). Parent and Purchaser filed a Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2014 (as amended or supplemented from time to time, the “Schedule TO”) relating to Purchaser’s offer to purchase any (subject to the Minimum Tender Condition as defined below) and all of the outstanding Shares at a price per Share of $1.20, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2014 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). In the event that, prior to the Initial Offer Expiration Time (as defined below), the number of Shares tendered into the Offer (together with the shares to be acquired by Purchaser pursuant to the Stock Purchase Agreement (as defined below) and the Top-Up Option (as defined below)) do not constitute at least 90% of each of the Class A Shares and the Class B Shares on a fully diluted basis (as calculated pursuant to the Merger Agreement), the price per share of all Shares subject to the Offer will be reduced to $1.04, net to the seller, in cash without interest, less any applicable withholding taxes. The amount actually paid by Purchaser in the Offer is referred to as the “Offer Price.” Purchaser will announce any such reduction by 9:00 a.m., New York City time, on the business day following August 1, 2014 and extend the Offer for 10 business days from such announcement date, during which time seller will have the opportunity to withdraw any previously tendered Shares as provided in the Offer to Purchaser.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2014 (as amended or modified from to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or, if permissible, waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the

“Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are held in the treasury of the Company, owned of record by any affiliate or wholly-owned subsidiary of the Company or owned of record by Parent or any of its affiliates or wholly-owned subsidiaries (including Shares purchased from the The Olberz Family Trust dated 05/06/1997, Eric S. Olberz and Irene M. Olberz (collectively, the “Olberz Family”) under the Stock Purchase Agreement), and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and who have complied with all of the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares) will automatically be cancelled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded, and the Surviving Corporation will become a wholly-owned subsidiary of Parent.

The Merger Agreement provides that the Company and the Company’s board of directors (the “Board”) will take certain actions to provide that each holder of options to acquire Shares (whether or not then vested or exercisable) will be provided with a notice pursuant to which all outstanding options held by such holders will become vested in full and exercisable during a 20 business day notice period, with such accelerated vesting and exercise contingent on the closing of the Merger. Any options that are not exercised during the notice period will be cancelled immediately prior to the closing of the Merger, except that if an option is not exercised during the notice period and such option’s exercise price is less than or equal to the Offer Price, such option will be automatically deemed to have been exercised by net settlement contingent on, and effective immediately prior to, the closing of the Merger.

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase the number of newly-issued Class A Shares and Class B Shares that, when added to the number of Class A Shares and Class B Shares held by Parent and Purchaser after giving effect to the Shares validly tendered into the Offer and purchased under the Stock Purchase Agreement described below would constitute at least 90% of each of the Class A Shares and the Class B Shares on a fully diluted basis (as calculated pursuant to the Merger Agreement); provided, however, that the Company shall not be required to issue a number of Class A Shares or Class B Shares in excess of the number of authorized but unissued or unreserved shares of either class of Shares or if such issuance would be prohibited by any applicable law or legal order. If the Minimum Tender Condition (as defined below) is satisfied, Purchaser will be obligated to exercise the Top-Up Option if doing so will permit Purchaser to acquire at least 90% of each of the Class A Shares and Class B Shares. If Parent and Purchaser acquire 90% or more of each of the Class A Shares and Class B Shares, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short form” procedures available under Delaware law.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of shares that, when added to the Shares directly or indirectly owned by Parent and its wholly-owned subsidiaries and the Shares to be purchased from the Olberz Family as described below, would represent at least a majority in voting power of the outstanding Shares, on a fully diluted basis (the “Minimum Tender Condition”).

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of August 1, 2014 (the “Initial Offer Expiration Time”), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law. Either party may terminate the Merger Agreement if the Merger is not consummated on or before October 30, 2014, subject to certain restrictions set forth in the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Purchaser is 2929 Arch Street, Circa Center, Philadelphia, Pennsylvania 19104.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.sportchalet.com. The information on the SEC’s website and the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) the Company or any of its affiliates, on the one hand, and (b)(i) any of the Company’s executive officers, directors or affiliates or (b)(ii) Purchaser or any of its executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Certain of Its Affiliates

Merger Agreement

On June 30, 2014, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11—The Merger Agreement; Other Agreements—The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that are different from what may be viewed as material by holders of Shares. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosures about the Company, Parent or Purchaser. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Tender and Support Agreements

Substantially simultaneously with the execution and delivery of the Merger Agreement, each of Craig L. Levra, the Company’s Chairman of the Board and Chief Executive Officer, Howard K. Kaminsky, the Company’s Executive Vice-President—Finance, Chief Financial Officer and Secretary, and Dennis Trausch, the Company’s Executive Vice President—Growth and Development, who collectively own approximately 3% of the outstanding Class A Shares and 53% of the outstanding Class B Shares, have separately entered into a Tender and Support Agreement (each a “Support Agreement”) with Parent and Purchaser. A summary of the Support Agreements is contained in “Section 11—The Merger Agreement; Other Agreements—The Tender and Support Agreements” in the Offer to Purchase and is hereby incorporated herein by reference.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Olberz Family Stock Purchase Agreement

Substantially simultaneously with the execution and delivery of the Merger Agreement, the Olberz Family entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Parent, Purchaser and, solely with respect to certain provisions, the Company. A summary of the Stock Purchase Agreement is contained in “Section 11—The Merger Agreement; Other Agreements—Stock Purchase Agreement” in the Offer to Purchase and is hereby incorporated herein by reference.

The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification Agreement

In order to encourage the Olberz Family to cooperate with and facilitate the transactions contemplated by the Merger Agreement, substantially simultaneously with the execution and delivery of the Merger Agreement, the Company entered into an Indemnification Agreement (the “Indemnification Agreement”) with the Olberz Family. The Indemnification Agreement provides that the Company shall indemnify the Olberz Family against certain liabilities incurred by them in connection with such transactions to the same extent that it indemnifies directors and officers.

The foregoing summary of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Versa Capital Management, LLC (“Versa”), which advises funds that are affiliated with Parent and Purchaser, and the Company entered into a confidentiality agreement, dated January 7, 2014 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Versa agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly or indirectly by the Company or any of its affiliates or representatives to Versa or any of its representatives and to use such information solely for the purpose of evaluating a possible transaction between Versa or one of its affiliates and the Company. Versa also agreed, subject to certain exceptions, that it and certain of its affiliates would not, for a period of 18 months from the date of the Confidentiality Agreement, directly or indirectly, solicit for employment any employee of the Company or any of its subsidiaries to whom Versa was introduced during the course of its evaluation of the transaction. Versa also agreed to standstill provisions that prohibit Versa and its affiliates and representatives from taking certain actions involving or with respect to the Company for a period of from the date of the Confidentiality Agreement until the earlier to occur of (i) 18 months from the date of the Confidentiality Agreement, (ii) the announcement of the consummation of a transaction involving the Company, or (iii) the date on which the Company becomes insolvent or the subject of a bankruptcy or insolvency proceeding, subject to certain exceptions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4—The Solicitation or Recommendation—Reasons for the Board’s Recommendation.”

Effect of the Offer and the Merger on Outstanding Shares and Equity Awards Held by the Current Executive Officers and Directors of the Company

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of Sport Chalet who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as other Sport Chalet stockholders. As of June 24, 2014, the executive officers and directors of Sport Chalet beneficially owned, in the aggregate, 468,039 Class A Shares and 941,956 Class B Shares, excluding Shares issuable upon the vesting and exercise of stock options as of such date. If the executive officers and directors of Sport Chalet who own such Shares were to tender all of those Shares for purchase pursuant to the Offer, they would receive an aggregate amount of approximately $1,691,994, in the event the Offer Price is $1.20 per share, or $1,466,394, in the event the offer price is $1.04 per share, in each case, without interest thereon, less any required withholding taxes.

The following table sets forth the number of Shares beneficially owned as of June 24, 2014 by each of the Company’s executive officers and directors, excluding Shares issuable upon the vesting and exercise of stock options as of such date, and the aggregate Offer Price that would be payable for such Shares.

Name	Class A Shares	Class B Shares	Total Shares	Aggregate Offer Price (based on $1.20 per share)	Aggregate Offer Price (based on $1.04 per share)
John R. Attwood	28,000	2,500	30,500	$36,600.00	$31,720.00
Miki R. Berardelli	—	—	—	—	—
Rachel C. Glaser	7,500	—	7,500	$9,000.00	$7,800.00
Donald J. Howard	10,000	—	10,000	$12,000.00	$10,400.00
Randall G. Scoville	10,000	—	10,000	$12,000.00	$10,400.00
Kevin J. Ventrudo	45,000	—	45,000	$54,000.00	$46,800.00
Craig L. Levra	1,734	791,635	793,369	$952,042.80	$825,103.76
Howard K. Kaminsky	231,125	128,771	359,896	$431,875.20	$374,291.84
Dennis D. Trausch	134,680	19,050	153,730	$184,476.00	$159,879.20
Thomas H. Tennyson	—	—	—	—	—
Tim A. Anderson	—	—	—	—	—

Treatment of Equity-Based Awards under the Merger Agreement

As described above under “Item 2. Identity and Background of Filing Person—Tender Offer” holders of outstanding stock options will be entitled to accelerated vesting and a 20 business day notice period during which they may exercise the stock options, with such accelerated vesting and exercise contingent on the closing of the Merger. While most of the stock options held by the Company’s executive officers and directors are not “in the money,” two directors hold options that will have value based on the Offer Price. The following table sets forth the options held by executive officers and directors with an exercise price below the Offer Price, along with the net proceeds that would become payable in respect of such stock options pursuant to the terms of the Merger Agreement.

Name	Issue Date	Exercise Price	Number of shares underlying option	Net Proceeds Payable (prior to withholdings or other required deductions) based on $1.20 Offer Price	Net Proceeds Payable (prior to withholdings or other required deductions) based on $1.04 Offer Price
Kevin Ventrudo	November 13, 2008	$0.99	10,000 Class A Shares	$2,100.00	$500.00
Miki R. Berardelli	November 13, 2013	$1.15	2,000 Class A Shares	$100.00	—

Change in Control Severance Benefits Agreements with Named Executive Officers

The Company has entered into employment agreements with its Chief Executive Officer and its two other most highly compensated executive officers for fiscal year 2014 (collectively such persons are the “Named Executive Officers”). The initial term of each employment agreement commenced on December 23, 2008 and ended on December 23, 2009 and each agreement automatically renews for an additional twelve months at the end of the initial term or any renewal term unless notice of termination is given by either party at least 30 days prior to the end of the term.

These employment agreements require the Company to make severance payments to the Named Executive Officer upon certain involuntary terminations of employment which can also include enhanced severance benefits if such termination occurs in connection with a change in control of the Company. A brief description of these potential severance benefits that could be provided to the Named Executive Officers under their employment agreements is provided below.

If the Named Executive Officer’s employment is terminated by the Company without “Cause” (as defined below) or by the Named Executive Officer for “Good Reason” (as defined below), then the Named Executive Officer shall become eligible for the severance benefits shown in the below table:

Named Executive Officer	Severance
Craig Levra	24 months of base salary, 18 months paid COBRA
Howard Kaminsky	12 months of base salary, 18 months paid COBRA
Thomas Tennyson	6 months of base salary, 18 months paid COBRA

Additionally, if the involuntary termination of employment occurred either in anticipation of or within twelve months after a “Change in Control” of the Company (as defined below), then the above cash severance amount would be increased by an additional six months of base salary for the terminated Named Executive Officer. However, on June 30, 2014, Messrs. Levra and Kaminsky each executed agreements with the Company in which they waived any rights to receive the additional six months of base salary in connection with any involuntary termination occurring with respect to the Merger.

Severance benefits are payable only after execution, without revocation, by the Named Executive Officer of the Company’s standard form of Severance Agreement and Release (which will include, among other things, a one year non-solicitation of the Company’s service providers) within 30 days following the date of termination. The cash severance will be provided in a single lump sum payment within 60 days after the date of termination and after the effectiveness of the Severance Agreement and Release. Additionally, to the extent that the above payments and benefits would otherwise constitute “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended, as determined by the Company’s auditors, then such payments would be reduced to the maximum amount payable without them constituting an excess parachute payment.

Certain definitions contained in the employment agreements are summarized below:

“Cause” means any one or more of the following items (and in the cases of clauses (i) through (iv), committed by the Named Executive Officer):

(i)	the commission of any material criminal act or any act of fraud or material dishonesty with respect to the Company;

(ii)	misconduct;

(iii)	material breach of the provisions of the employment agreement;

(iv)	insubordination or refusal to perform required duties; or

(v)	an order of a court, administrative board or judge, or regulatory authority which precludes the Named Executive Officer from performing his duties.

Written notice of the termination with Cause shall be delivered to the Named Executive Officer and shall specify the date of termination and that the termination is for “Cause.”

“Good Reason” means any one or more of the following items occurring without the consent of the Named Executive Officer:

(i)	an involuntary material diminution in the Named Executive Officer’s authority or duties;

(ii)	an involuntary material diminution in the Named Executive Officer’s base salary; or

(iii)	a material breach by the Company with respect to providing the Named Executive Officer the compensation and benefits to be provided to him under the terms of his employment agreement.

In order to resign for Good Reason, the Named Executive Officer must first give the Company written notice (which notice shall identify with reasonable specificity the grounds for Good Reason) within 60 days of the initial existence of Good Reason and the Company shall then have 30 days to cure the alleged grounds for Good Reason contained in the notice. Any resignation for Good Reason must be consummated within four months of the initial existence of the applicable Good Reason event.

“Change in Control” means, and shall be deemed to have taken place, if:

(i)	during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company’s stockholders, of each new Board member was approved by a vote of at least three-fourths (3/4) of the Board members then still in office who were Board members at the beginning of such period;

(ii)

any reorganization, consolidation, merger or similar transaction involving the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Company’s securities would be converted into cash, securities or other property (other than a merger of the Company in which the holders of Company voting securities immediately prior to the merger have more than 50%

of the combined voting power of the securities of the corporation or other entity resulting from or surviving such merger, calculated on a fully-diluted basis in accordance with generally accepted accounting principles after giving effect to such merger, immediately after such merger);

(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the Company’s assets;

(iv)	(in the employment agreements for Messrs. Kaminsky and Tennyson only) the current Chief Executive Officer, Craig Levra, ceases to be the Chief Executive Officer; or

(v)	(in the employment agreement for Mr. Levra only) any person or entity or group of affiliated persons or entities, including a group which is deemed a “person” by Section 13(d)(3) of the Exchange Act, after the date hereof is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 15% or more of the combined voting power of the Company’s then outstanding securities.

See also “Item 8—Additional Information—Golden Parachute Compensation.”

Section 16 Matters

The Merger Agreement provides that the Company shall take commercially reasonable steps to cause any dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Indemnification, Directors’ and Officers’ Insurance

The Company’s bylaws contain provisions that require the Company to indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law, subject to certain exceptions. The Company’s bylaws additionally provide for the advancement of expenses, to the extent incurred in connection with an action, suit or proceeding, in connection with such indemnification, so long as the Company has received an undertaking by the person being indemnified to repay the amount advanced if it is ultimately determined that such person is not entitled to be indemnified by the Company under the Company’s bylaws.

The Merger Agreement provides that from and after the Effective Time, Parent and the Surviving Corporation will indemnify each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity), and each person currently entitled to indemnification pursuant to the Company’s organizational documents. The Merger Agreement also provides for the advancement of expenses, to the extent incurred in connection with an action, suit or proceeding, in connection with such indemnification, so long as the person being indemnified provides an undertaking to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification. Additionally, the Merger Agreement provides that any contractual rights of indemnification in existence as of the date of the Merger Agreement with any directors, officers or employees of the Company or any of its subsidiaries will be assumed by the Surviving Corporation.

The Indemnification Agreement provides that the Company shall indemnify the Olberz Family against certain liabilities incurred by them in connection with the transactions contemplated by the Merger Agreement to the same extent that it indemnifies directors and officers. The Indemnification Agreement also provides that the Company will use its best efforts to obtain and maintain in full force and effective directors’ and officers’ insurance with an Olberz Family endorsement that provides the Olberz Family the same rights and benefits as are accorded to the most favorably insured of the Company’s officers and directors under directors’ and officers’ insurance obtained and maintained by the Company.

The Company also maintains directors’ and officers’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Pursuant to the Merger Agreement, prior to the Effective Time the Company shall, and if the Company is unable to, Parent has agreed to cause the Surviving Corporation to obtain and fully pay for an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that has an annual aggregate coverage limit over the term of such policy in an amount equal to the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy and in all other respects is comparable to such existing coverage, provided that the premium for such policy shall not exceed an aggregate amount equal to 250% of the annual premiums paid as of the Effective Time by the Company for such insurance; provided, further, that if such coverage can only be obtained at an annual premium in excess of such amount, Parent shall maintain the most advantageous coverage obtainable for an annual premium equal to such amount.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement and the Company’s bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Company’s bylaws (as applicable), which are filed as Exhibits (e)(1) and (e)(10), respectively, and are incorporated herein by reference.

Potential Future Arrangements

Parent has expressed an intent that Mr. Levra initially will remain in his position as Chief Executive Officer of the Company, reporting to the Chief Executive Officer of Parent. Although it is possible that certain members of the Company’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) and/or the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of the Company’s current management and representatives of Parent.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on June 29, 2014, the Board unanimously adopted resolutions:

(a) authorizing and approving the execution, delivery and performance of the Merger Agreement and the Transactions;

(b) approving and declaring advisable the Merger Agreement, the Offer and the Merger,

(c) declaring that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the other Transactions, on the terms and subject to the conditions set forth therein, are advisable and in the best interests of the stockholders of the Company;

(d) recommending that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by Applicable Law, adopt the Merger Agreement; and

(e) irrevocably, prior to any termination of the Merger Agreement in accordance with its terms, approving for all purposes each of Parent, Purchaser and their respective affiliates with respect to the Merger Agreement, the Stock Purchase Agreement and the transactions contemplated thereby (including the Offer and the Merger) and thereby to exempt such Persons (with respect to the Merger Agreement, the Stock Purchase Agreement and the transactions contemplated thereby), agreements and transactions from, and to elect for the Company, Parent, Purchaser and their respective affiliates not to be subject to, (A) any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws (including the provisions of Section 203 of the DGCL) of any jurisdiction that may purport to be applicable to the Company, Parent, Purchaser or any of their respective Affiliates or the Merger Agreement or the transactions contemplated thereby (including the Offer, the Stock Purchase Agreement Transactions and the Merger) with respect to any of the foregoing, or (B) the voting requirements of Section 4(b)(1) of the Bylaws of the Company.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, a special committee of the Board consisting of four outside directors (the “Committee”) or the representatives of the Company and other parties.

As part of its ongoing evaluation of the Company’s business, the Board, together with senior management, continually reviews and assesses opportunities to improve the Company’s operations and financial results and to achieve the Company’s long-term business plan. Periodically, prior to July 2013, the Company’s management team had informal conversations with representatives of various specialty sporting goods retailers, online retailers and private equity firms regarding a variety of potential transactions with the Company. None of these conversations proceeded beyond the informal stage. The Company’s management team and the Board also periodically met with representatives of investment banking firms to discuss their views on the sporting goods retail industry, current economic conditions in general and in the Company’s markets in particular, and the Company’s performance and market valuation relative to its key competitors.

Similar to its competitors, the Company experienced a downturn in its operations and financial results due to the adverse economic conditions in the United States during fiscal years 2009 and 2010. Beginning in 2011, a number of the Company’s competitors started to recognize improved operations and financial results. Unlike these competitors, the Company’s operations and financial results through the second quarter of fiscal year 2014 remained below its expectations and the performance of its competitors. Throughout this period, the Company’s management team and the Board focused on potential operating changes and the implementation of new initiatives to improve the Company’s operations and financial results.

On May 1, 2013, Craig L. Levra, the Company’s Chairman of the Board and Chief Executive Officer, held a discussion with an investment banking firm which focused on leading sporting goods retailers headquartered in Europe, referred to as “Party A” and “Party D,” and a number of other potential strategic partners. The conversation surrounded the likelihood as to whether any or all would be interested in a US presence or would want to visit the US and pursue further discussions.

On June 7, 2013, Mr. Levra followed up with an investment banking representative and held discussions with regard to Party A and Party D. Mr. Levra and the investment banking representative discussed overall operations of the Company, steps that management was taking to improve the business, the sports retail landscape and changes with competitors.

On July 16, 2013, Howard K. Kaminsky, the Company’s Executive Vice President—Finance, Chief Financial Officer and Secretary, held an introductory conference call with representatives of Party A and a prospective investment bank. The group reviewed Party A’s latest financial performance, strategy and ongoing operational initiatives.

On July 19, 2013, Mr. Levra held an in-person meeting with a representative from “Party C,” a sporting goods retailer, to discuss strategic alternatives.

In July 2013, the Company’s senior management provided representatives from three investment banking firms, including Cappello Capital Corp., with a general overview of the Company and requested proposals on each bank’s capabilities and proposed scope and terms of engagement.

On July 31, 2013, the Board held a special meeting, with representatives from the Company’s corporate counsel Sheppard Mullin Richter & Hampton LLP (“Sheppard”) in attendance, at which meeting the Board discussed the Company’s strategy and performance prior to the economic downturn commencing in 2008, the Company’s strategy and performance from 2008 to the present, the short and mid-term anticipated macroeconomic conditions in the Company’s principal markets, the effect of such conditions on retail sales generally and on sporting goods retailers in particular, the performance of the Company’s principal competitors, the prospects for improvement in the economy generally and in the performance of the Company’s stores by market, revenue enhancement measures and cost reductions by functional area being considered by management, the evolution of retailing (including the role of e-commerce and social media), strategic initiatives being contemplated by management, management’s recommendation that the Company retain an investment banker to assist in assessing strategic alternatives, the identity and strengths of each of the current investment banking candidates, and the terms of each candidate’s proposal.

On August 7, 2013, the Board held a regularly scheduled meeting, with representatives of Sheppard in attendance. In addition to considering routine matters, the Board received a presentation by representatives of Cappello Capital Corp. regarding the following: the position of the Company in its industry; the challenges and opportunities facing the Company; the strategic alternatives available to the Company; process considerations for each strategic alternative; potential strategic and financial investors and important considerations in selecting the same; the qualifications of Cappello Capital Corp. to advise the Company on its strategic alternatives, including selected advisory engagements undertaken; the proposed terms of engagement; an overview of the Company’s current valuation and multiples and the Company’s relative stock price performance, valuation and financial performance compared to other sporting goods companies; and illustrative uses of additional capital. After an extensive discussion of the Company’s potential strategic alternatives, the capabilities of each potential financial advisor, and the proposed engagement letter of Cappello Capital Corp., the Board authorized management to negotiate the terms of the engagement of Cappello Capital Corp. In addition, Mr. Levra held a conference with representatives from Party C and a prospective investment bank.

On August 12, 2013, the Board approved by unanimous written consent the engagement of Cappello Capital Corp. as the Company’s exclusive financial advisor, and effective as of August 13, 2013, the Company and Cappello Capital Corp. executed the engagement letter.

On August 15, 2013, the Board held a special meeting, with representatives of Sheppard in attendance, at which meeting the Board discussed the next steps to be undertaken by Cappello Capital Corp., the results of a survey of potential strategic initiatives and the anticipated business impact and cost of each, an analysis of inventory turnover, and the Company’s brand positioning and messaging.

On August 28, 2013, an investment banking firm contacted Mr. Levra and advised him that Party A was interested in a potential transaction with the Company. On the next day, Mr. Levra, and representatives of that investment banking firm, Party A and Cappello Capital Corp. toured several stores operated by the Company in the Los Angeles area and discussed a potential transaction between the Company and Party A. During the tours, there were multiple discussions with respect to price points and merchandise selection, with compare and contrast dialogue on Party A’s business platform in Europe.

On September 4, 2013, Mr. Levra held a telephone conversation with a representative from an investment banking firm who noted that Party A was interested in an in-person meeting.

On September 23, 2014, the Company issued a press release announcing the engagement of Cappello Capital Corp. as the Company’s exclusive financial advisor in exploring strategic alternatives.

On September 24, 2013, Cappello Capital Corp. received an unsolicited call from a representative of Versa regarding a potential transaction with the Company. Versa advised that they had looked at the Company several years ago and do not believe it makes sense for the Company to be a public company. Versa explained that they own Bob’s Stores Corp. (“Bob’s Stores”) and Eastern Mountain Sports (“EMS”), provided a verbal overview of both companies and explained that while the Company was large enough for Versa to hold them as a separate portfolio company, there could be benefits from shared resources across the three companies. In addition, Versa provided overview information regarding their fund as well as their investment types, parameters and equity returns expectations on transactions.

On September 25, 2013, an investment banking firm contacted Cappello Capital Corp. and advised them that a private equity fund, referred to herein as “Party B,” was interested in a potential transaction with the Company. On the next day, representatives of that investment banking firm, Party B and Cappello Capital Corp. held a telephone conference regarding Party B’s investment strategy, operating experience and interest in a potential transaction.

On October 1, 2013, Mr. Levra and representatives of Cappello Capital Corp. and Party C, held a meeting regarding the Company’s press release concerning the engagement of Cappello Capital Corp. and suggested arranging a tour of the Company’s new downtown Los Angeles store as well as a discussion of Party C’s interest in a potential transaction.

On October 8, 2013, Mr. Levra and representatives of Cappello Capital Corp. and Party B toured several stores operated by the Company in the Los Angeles area and discussed the Company’s business strategies.

On October 21, 2013, Mr. Levra contacted a representative of Party D regarding its interest in a potential transaction with the Company.

On October 22, 2013, Mr. Levra contacted a representative of a leading online sporting goods retailer, referred to herein as “Party E,” regarding its interest in a potential transaction with the Company.

On October 23, 2013, representatives of Cappello Capital Corp. and Party B had a meeting to discuss a potential transaction between Party B and the Company.

On October 24, 2013, Cappello Capital Corp. provided a proposed form of nondisclosure agreement to Party B, and on October 28, 2013, Party B executed and delivered the nondisclosure agreement.

On October 24, 2013, Mr. Levra had a meeting with representatives of Party C regarding a potential transaction between Party C and the Company.

On October 25, 2013, representatives of Cappello Capital Corp. and Party B had a telephone conference regarding Party B’s interest in a potential transaction with the Company. Party B requested a potential transaction structure as they were planning to meet with key limited partners during the following week. The group discussed both majority and minority investments, and Party B indicated that it was flexible as to structure as long as they were able to make their target threshold returns.

On October 29, 2013, Cappello Capital Corp. provided a proposed form of nondisclosure agreement to Party A and Party D.

On November 4 and 5, 2013, Mr. Levra and representatives of Cappello Capital Corp. and Party B toured several stores operated by the Company and its competitors in the Los Angeles area.

On November 5, 2013, the Board held a special meeting, with representatives of Sheppard in attendance, at which meeting Cappello Capital Corp. discussed actions taken to date (including the status of the marketing process), potential strategic and financial partners, potential strategic initiatives to be undertaken by the Company and the estimated funding required to implement and the payback of each, the anticipated revenue contribution and EBITDA contribution of each, the anticipated uses of capital for each year in the five year period ending March 31, 2018, and potential transaction structures, process and timing.

On November 5 and 20, 2013, Cappello Capital Corp. received emails from a representative of Versa reaffirming interest in exploring a potential transaction with the Company and inquiring as to the timing of the availability of marketing materials with respect to the Company.

On November 6, 2013, Party A executed and delivered the Company’s proposed form of nondisclosure agreement, and on November 8, 2013, Party C executed and delivered a revised form of the Company’s nondisclosure agreement.

On November 10, 2013, Cappello Capital Corp. provided a confidential memorandum describing the Company’s business and materials describing the transaction process to Party A and Party D.

On November 11, 2013, Cappello Capital Corp. provided a confidential memorandum describing the Company’s business and materials describing the transaction process to Party C.

On November 11, 2013, the Company issued a press release announcing its financial results, and filed with the SEC a Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2013.

On November 11 and 12, 2013, Mr. Levra and representatives of Cappello Capital Corp. had a meeting with representatives of Party A.

On November 13 and 14, 2013, Mr. Levra and representatives of Cappello Capital Corp. had a meeting with representatives of Party D and toured several stores operated by Party D in Europe.

On November 19, 2013, representatives of Cappello Capital Corp. had a meeting over dinner with representatives of Party D regarding key points of the Company’s confidential memorandum as well as how to proceed regarding a potential transaction

On November 20, 2013, Mr. Levra and representatives of Party C toured the Company’s new concept store in downtown Los Angeles which opened in July 2013. Mr. Levra had dinner with a representative from Party C to discuss the next day’s agenda and likely outcomes. Mr. Levra and the representative also discussed prior experience and issues with Party C’s current online infrastructure.

On November 20, 2013, the Company received notice from the Nasdaq Stock Market (“Nasdaq”) that the Company was not in compliance with Rule 5450 of the Nasdaq Listing Rules which requires the Company to maintain a minimum of $10 million in stockholders’ equity for continued listing on the Nasdaq Global Market. On November 26, 2013, the Company filed with the SEC a Current Report on Form 8-K disclosing this Nasdaq notice.

On November 21, 2013, Mr. Levra, Mr. Kaminsky, representatives of Cappello Capital Corp. and Party C had a meeting to discuss the Company’s business strategy and a potential transaction between the Company and Party C. Company management and Cappello Capital Corp. presented an abbreviated overview of the confidential memorandum. The group held an in-depth discussion of merchandising strategy, online strengths and weaknesses of both parties, value-added services, Party C’s holiday marketing plan and posture, and desire to focus on services and challenge competitors.

On November 23, 2013, Cappello Capital Corp. provided a confidential memorandum describing the Company’s business and materials relating to the transaction process to Party C.

On November 25, 2013, Cappello Capital Corp. sent a confidential memorandum describing the Company’s business and materials relating to the transaction process to Party A, Party B and Party D.

On December 6, 2013, Mr. Levra contacted representatives of Party D to determine their interest in pursuing a transaction with the Company.

On December 9, 2013, representatives of Cappello Capital Corp. contacted representatives of Party C to discuss the due diligence process and transaction timetable. The representatives of Cappello Capital Corp. suggested a three step diligence process to protect sensitive information of both parties, primary categories for preliminary diligence and a timeline covering due diligence to completion of transaction documentation. On the next day, representatives of Party C contacted representatives of Cappello Capital Corp. to discuss retaining an independent third party to analyze certain combination synergies to maintain the confidentiality of the Company and Party C’s information.

On December 10, 2013, Party E executed and delivered a nondisclosure agreement.

On December 11, 2013, representatives of Cappello Capital Corp., Mr. Levra and representatives of Party E toured one of the Company’s stores and had discussions regarding a potential transaction.

On December 12, 2013, representatives of Party D advised Mr. Levra that they had presented a potential transaction structure to Party D’s board of directors. On December 13, 2013, Party B notified Cappello Capital Corp. that they were in the process of closing other transactions and could not allocate adequate time to considering a transaction with the Company at that time. Party B believed there was significant execution risk, uncertainty as to the successfulness of the new store prototype and concern that they would not be able to properly allocate assets to ensure a value-add impact to the Company’s operations.

On December 15, 2013, Cappello Capital Corp. contacted Party A to provide an update regarding the Company’s recent strong Thanksgiving holiday performance and a suggested process to reach a transaction with the Company. Representatives of Cappello Capital Corp. suggested a three step diligence process to protect sensitive information of both parties, primary categories for preliminary diligence and a timeline covering due diligence timing to completion of transaction documentation.

On December 18, 2013, Mr. Levra had discussions with representatives of Party E regarding the potential synergies available to Party E in a potential transaction.

On December 26, 2013, Cappello Capital Corp. contacted Party A’s investment banking representative to determine Party A’s interest in pursuing a transaction with the Company. The representative noted that he would be contacting Party A prior to the New Year and would assess the level of interest.

During November and December 2013, representatives of Cappello Capital Corp. contacted on behalf of the Company four financial parties regarding interest in extending a subordinated loan to the Company. In December 2013, the Company received a term sheet from four financial parties in connection with a subordinated loan, one of which was Crystal Financial, LLC (“Crystal Financial”). From December 2013 until January 2014, the Company and Crystal Financial circulated multiple draft term sheets regarding a subordinated loan of up to $15,000,000. However, at the February 4, 2014 meeting of the Board, the Board determined to not proceed with a subordinated loan at that time and to continue to evaluate the strategic alternatives available to the Company.

On January 1, 2014, Mr. Levra had a telephone discussion with representatives of Party E regarding a potential transaction with the Company.

On January 6, 2014, Cappello Capital Corp. received a telephone call from a representative of Versa requesting marketing material concerning the Company. Cappello Capital Corp. provided Versa with a proposed form of nondisclosure agreement.

On January 7, 2014, Versa executed and delivered to Cappello Capital Corp. a nondisclosure agreement. On January 10, 2014, Cappello Capital Corp. countersigned the nondisclosure agreement, and provided Versa a confidential memorandum describing the Company and materials relating to the transaction process.

On January 8, 2014, Cappello Capital Corp. provided Party C and its representatives access to the Company’s virtual data room to supplement preliminary diligence in addition to analyses being performed by an independent third party.

On January 12, 2014, Mr. Levra had a meeting with representatives of Party D to discuss the Company’s business strategy and a potential transaction.

On January 13, 2014, representatives of Cappello Capital Corp. and Versa had a telephone conference in which the representative from Versa noted Versa’s high level consideration of a potential reverse merger of Vestis into Sport Chalet along with consolidation of the Class A Common Stock and the Class B Common Stock. The representatives of Versa also noted that Versa’s key retail operator would be in Los Angeles during the following week and would like to set up a store walkthrough and informal management meeting.

On January 14, 2014, Mr. Levra and representatives of Party D toured retail stores in New York City and discussed the Company’s business strategy and a potential transaction.

On January 15, 2014, representatives of Cappello Capital Corp. and Party C held a conference to discuss combination strategy and process. It was additionally discussed that a term sheet could be prepared and submitted by the end of the month.

On January 16, 2014, Mr. Levra held a conference with a representative from Party C and reviewed Party C’s holiday results, comparative initiatives, along with the mutual desire between Party C and the Company to move forward with next steps.

On January 17, 2014, Mr. Levra and representatives of Cappello Capital Corp. and Party C held a conference to discuss combination strategy and process.

On January 20, 2014, Mr. Levra, Mark Walsh, Versa’s Managing Director, Operations, former CEO of Bob’s Stores and current Chairman and CEO of Vestis Retail Group, LLC, the holding company of Bob’s Stores and EMS, and representatives of Cappello Capital Corp. toured several stores operated by the Company in the Los Angeles area.

On January 22, 2014, Mr. Levra contacted representatives of Party B to discuss the Company’s recent strong holiday performance. Representatives of Cappello Capital Corp. and Party C discussed the process and timetable of a potential transaction.

On January 28, 2014, Versa advised Cappello Capital Corp. that Versa was interested in obtaining exclusivity for a potential merger. Versa stated that it would begin formulating an initial list of preliminary diligence items to better understand the Company.

On January 29, 2014, Cappello Capital Corp. provided Versa and its representatives access to the Company’s virtual data room.

On February 3, 2014, the Company and Party C executed and delivered an agreement appointing an independent third party to analyze certain combination synergies to maintain the confidentiality of the Company and Party C’s information.

On February 4, 2014, the Board held a regularly scheduled meeting, with representatives of Sheppard in attendance. In addition to discussing routine matters, the Board received a presentation by representatives of

Cappello Capital Corp. regarding the status of the Company’s efforts to identify a strategic partner, including the parties contacted, nondisclosure agreements signed and discussions held.

On February 5 and 6, 2014, Mr. Levra, Mr. Kaminsky, representatives of Cappello Capital Corp. and Party C had a meeting to discuss the process and timetable of a potential transaction. The group reviewed the Company’s consolidated income statement as well as every individual store’s performance for both the Company and Party C for all overlapping market areas in the four states of mutual competition. The group discussed rebranding select stores in specified markets on a store-by-store basis. The group also reviewed a third-party’s findings on customer rewards membership overlap, expenses, specialty brands and value-added services.

On February 5, 2014, the Company issued a press release announcing its results of operations, and filed with the SEC a Quarterly Report on Form 10-Q, for the quarterly period ended December 30, 2013.

On February 7, 2014, Mr. Levra and representatives of Cappello Capital Corp. had an in-person meeting with Party E, at Party E’s corporate headquarters, to discuss a potential transaction between the companies.

On February 10, 2014, Party A advised Cappello Capital Corp. that they would not pursue a transaction with the Company and planned to focus on European markets.

On February 11, 2014, the Board held a special meeting, with representatives of Sheppard in attendance, to consider the establishment of a special committee with respect to a potential transaction and determined that it was advisable and in the best interests of the Company and its stockholders to form the Committee, consisting of directors who were not and are not directly or indirectly affiliated with members of the Company’s management or the Company’s significant stockholders to oversee the ongoing strategic process and to consider and address potential conflicts of interest of management or otherwise, if any. Accordingly, the Board appointed Kevin Ventrudo, Randall Scoville, Rachel Glaser and Donald Howard to the Committee. The Committee was granted all the power and authority of the Board, to the fullest extent permitted by law, to take actions with respect to any potential transaction or alternative thereto and any review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response, negotiation, termination, rejection, approval and/or authorization on behalf of the Company in connection therewith; provided, however, that the Committee shall not have authority to approve (a) the execution and delivery of any definitive agreement evidencing the terms pursuant to which the potential transaction or any alternative thereto will be completed that are, by the terms thereof, binding on the Company, but rather shall submit the Committee’s recommendation with respect thereto to the Board, or (b) any other agreement required under applicable law to be approved by the Board. The Board resolved not to recommend any potential transaction for approval by the Company’s stockholders without a prior favorable recommendation by the Committee.

On February 12, 2014, the Committee held a telephonic meeting to address organizational matters. The Committee retained Richards, Layton & Finger, P.A. (“RLF”) as independent legal counsel to the Committee and appointed Mr. Ventrudo as Chair of the Committee. The Committee then considered the retention of a financial advisor to assist the Committee in fulfilling its fiduciary duties. At the meeting, RLF discussed the role of the Committee and the fiduciary duties of directors in considering the strategic alternatives available to the Company, including their fiduciary duties in connection with a potential sale of the Company. At this meeting, representatives of Cappello Capital Corp. updated the Committee on the status of the Company’s strategic review process and the process participants.

From its retention on August 12, 2013 until the formation of the Committee, Cappello Capital Corp. contacted 84 financial parties and 35 strategic parties to participate in the Company’s strategic review process. Of the parties contacted by Cappello Capital Corp., 44 parties entered into a confidentiality and non-disclosure agreement and Cappello Capital Corp. sent confidential information memorandums to 45 process participants. During this time period, representatives of Cappello Capital Corp. and Company management engaged in in-person meetings, conducted facility tours, and engaged in substantive discussions with seven parties (other than

Parties A-E), consisting of two strategic parties and five financial parties. However, all seven of these parties determined to not proceed with their review of the Company or submit a proposal.

On February 14, 2014, the Committee convened a telephonic meeting at which representatives of RLF and Cappello Capital Corp. were present. At the meeting representatives of Cappello Capital Corp. updated the Committee on the efforts undertaken by Cappello Capital Corp., in conjunction with the Board, in connection with the Company’s strategic review process. Cappello Capital Corp. advised that the Company and Cappello Capital Corp. had explored alternatives, including, but not limited to, subordinated debt financing, equity infusions, joint ventures, divestitures and a sale of the Company. Cappello Capital Corp. reviewed with the Committee the strategic and financial parties Cappello Capital Corp. had contacted on behalf of the Company regarding a potential transaction, the factors used to determine potential process participants and the status of the strategic review process. After a discussion of Cappello Capital Corp.’s qualifications, experience and independence, and taking into account the terms of its engagement, extensive involvement in the strategic process to date as well as the likely cost of retaining another financial advisor for the Committee, the Committee determined that Cappello Capital Corp. was independent of the Company and the Company’s senior management and determined to engage Cappello Capital Corp. as financial advisor to the Committee. The Committee confirmed the broad mandate of Cappello Capital Corp. with respect to the Company’s search for strategic alternatives. Also at the meeting, RLF reviewed with the Committee its fiduciary duties and matters of Delaware law in connection with the retention of a financial advisor and the consideration of strategic alternatives.

On February 14, 2014, the Board met to receive a report from Cappello Capital Corp. on the status of its efforts to identify a strategic partner.

On February 18, 2014, the engagement letter between the Company and Cappello Capital Corp. was terminated, and, on February 19, 2014, the Company entered into an engagement letter on substantially the same terms with Cappello Global, LLC and Niagara International Capital Limited (together, “Cappello Global”) as exclusive financial advisor to the Committee.

On February 20, 2014, Party D advised Cappello Global that they would not pursue a transaction with the Company.

On February 20, 2014, Messrs. Levra and Kaminsky and representatives of Cappello Global had dinner with representatives of Versa. Between February 21, 2014 and February 24, 2014, Messrs. Levra and Kaminsky and representatives of Cappello Global met with Versa to discuss the synergies and structure of a potential transaction. The group discussed both parties’ financial performance. In addition, the group discussed the potential purchasing savings from the combination and cost savings in overhead, systems and other related areas. The group discussed process timing and other requirements to completing a transaction.

On March 1, 2014, Mr. Levra contacted representatives of Party B to determine its interest in re-engaging to pursue a transaction with the Company.

On March 4 and 5, 2014, Messrs. Levra and Kaminsky and representatives of Cappello Global and Party B toured several stores operated by the Company in the Los Angeles area and discussed the structure and timetable of a potential transaction. The group discussed potential “bolt-on” acquisitions as well as the financial and Nasdaq de-listing issues of the Company. Party B verbally provided an investment structure that they denoted would be provided in writing on the following day.

On March 6, 2014, Party B submitted to Cappello Global a term sheet for a potential transaction with the Company. The term sheet provided that Party B would raise $5 million of equity financing for the Company within 120 days of the signing of definitive documents, that Party B would bring additional funding partners to the Company, and an officer of Party B would serve as Chairman of the Board. In return, Party B would receive 2,000,000 shares of Company stock (which would vest quarterly over a 12 month period), two seats on the

Board, options to purchase up to 2,000,000 shares of Company common stock, and two warrants for each dollar transacted for acquisitions or equity transactions at the deal strike price. The term sheet did not provide any assurance of funding for the Company and was contingent upon Party B being able to raise the necessary funds.

On March 7, 2014, Mr. Levra and representatives of Cappello Global and Party B toured the facilities of the Company’s Team Sales Division.

On March 7, 2014, the Committee held a telephonic meeting at which representatives of RLF and Cappello Global were present to receive an update on the strategic review process and to consider other matters. At the meeting, representatives of Cappello Global reviewed with the Committee the strategic review process, including the status of Party B, Party C and Versa. At the meeting the Committee discussed with its advisors the strategic alternatives available to the Company, including an equity infusion, debt financing or a business combination transaction. The Committee discussed the effect a potential equity infusion would have on the Company and the required amount and proposed uses of an equity infusion. The Committee authorized Cappello Global and senior management to meet with Versa to discuss the Company’s business and a potential transaction. Cappello Global advised the Committee that an all-cash proposal to acquire the Company was anticipated to be received from Party C. The Committee also discussed the letter of intent submitted by Party B and, after discussion with Cappello Global, directed Cappello Global to advise Party B that its proposal was unacceptable.

On March 12 and 13, 2014, Messrs. Levra and Kaminsky met with representatives of Cappello Global and Versa in Philadelphia to discuss a potential transaction with the Company, including various process and potential transaction structure considerations as well as the possibility of combining Sport Chalet with Bob’s Stores and EMS.

On March 13, 2014, Versa delivered to Cappello Global a draft non-binding term sheet providing for a business combination between the Company and a subsidiary of Versa, Vestis. In the proposed merger the Company’s stockholders would receive stock of the surviving entity equal to 10-20% of the outstanding stock of the combined entity. Versa would fund up to $50 million into the combined company consisting of $20-30 million funded at the closing and, at the discretion of Versa, up to an additional $20-30 million in exchange for a combination of common stock and preferred stock of the combined company. The draft term sheet provided for the possibility of a roll-over by members of management and the Olberz Family, the holders of approximately 63% of the outstanding Class A Shares and approximately 59% of the outstanding Class B Shares. The draft term sheet also provided for a binding 60 day exclusivity period, subject to an extension of thirty days if Versa is negotiating in good faith towards a potential transaction.

On March 14, 2014, the representatives of the private equity fund which owns Party C contacted Cappello Global to discuss the status of the proposed transaction with the Company.

On March 16, 2014, Mr. Levra contacted representatives of Party E to discuss that party’s interest in a potential transaction with the Company. Following that discussion, on March 18, 2014, Party E advised representatives of Cappello Global that it had decided to withdraw from the Company’s strategic review process.

On March 18, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard, and the Company’s senior management were present to receive an update on the strategic review process and to consider Versa’s proposed term sheet. At the meeting, representatives of Cappello Global reviewed with the Committee the status of the strategic review process and Cappello Global’s and management’s interactions with the process participants. Members of management reviewed with the Committee the Company’s budget and operating results and discussed the effect that the foregoing would have on the strategic review process and operations of the business. The Committee discussed with its advisors the draft term sheet from Versa, including the exclusivity provision, the possibility of a roll-over by members of management and the Olberz Family of their stock and the value of the consideration that the Company’s stockholders would receive in the proposed transaction. Cappello Global also advised that Versa was not interested in a cash-out transaction for all of the Company’s stockholders. The Committee met with representatives of RLF in executive session.

On March 21, 2014, Cappello Global provided Versa with the Committee’s initial feedback on the proposed term sheet, including its preference for a transaction in which all of the Company’s stockholders are treated equally. From March 24, 2014 until April 16, 2014 the Committee and Versa through their legal counsel exchanged multiple drafts of the term sheet.

On March 24, 2014, representatives of Cappello Global and Party B discussed the proposed transaction structure.

On March 28, 2014, both the Board and the Committee held in-person meetings at which representatives of RLF and Cappello Global were present to receive an update on the strategic review process and to consider other matters. At the meeting of the Board, representatives of Cappello Global reviewed with the Board the status of the strategic review process and Cappello Global’s and management’s interactions with the process participants. The Board also discussed the Company’s budget, liquidity issues, need for financing and financial condition. Representatives of Cappello Global reviewed with the Board and the Committee certain financial analysis relating to the proposed transaction with Versa. At the meetings, the Board and the Committee discussed the draft term sheet with Versa, including the relative value of the consideration received by the Company’s stockholders in the proposed transaction, certain governance issues of the combined entity and the capitalization of the combined entity. Cappello Global also discussed the status of a proposal from Party C and advised that a proposal would be forthcoming shortly, but that they now understood that it would not be an all-cash offer to acquire the Company. The Committee discussed the strategic process and various aspects of Versa’s proposal, including relative valuation, potential roll-over by management and the Olberz Family and exclusivity. The Committee authorized Cappello Global and Mr. Levra to meet with Versa to discuss the Company’s business, the businesses owned by Vestis and strategic fit and the possibility of a transaction.

On April 3, 2014, Party C submitted a term sheet to Cappello Global. The term sheet provided that Party C would purchase five of the Company’s locations for $4.1 million and would purchase shares of 12% Redeemable Convertible Preferred Stock representing 19.7% of the outstanding common stock of the Company on an as converted basis for $4.25 million. The 12% Redeemable Convertible Preferred Stock would pay a 12% dividend per year and would be redeemable by the Company. Party C also requested that the Company enter into an exclusivity agreement.

On April 3 and 4, 2014, Mr. Levra and representatives of Cappello Global and Versa met in Philadelphia to discuss the proposed transaction.

On April 5, 2014, Versa and Party B submitted revised term sheets to Cappello Global. The term sheet submitted by Versa provided for a combination of the operations of Vestis and the Company through an “up-C-corp.” merger structure, whereby the stockholders of the Company would receive shares in a newly formed Delaware corporation, the sole asset of which would be a 20% interest in a Delaware limited liability company which would hold the assets of the Company and Vestis. In connection with the merger transaction, Versa would fund up to $50 million into the limited liability company, $25 million of which would be funded at closing. The Versa term sheet also provided for a 60 day exclusivity period, subject to an extension of 30 days if Versa is proceeding in good faith toward a transaction. The revised term sheet submitted by Party B provided for an initial investment in the Company of $15 million in exchange for newly issued shares representing 43% of the Company’s equity. A second investment of an additional $15 million to be made when the trailing 12 month EBITDA of the Company exceeds $9 million would be made in exchange for newly issued shares representing 27% of the Company’s equity at that time. The stock issued in connection with each investment would be convertible preferred stock with a 4% coupon that would be convertible by either the Company or the investor at any time after the trailing 12 month EBITDA of the Company exceeds $12 million. The revised term sheet also provided for certain transaction fees payable to Party B and the issuance of warrants representing in the aggregate 3 million shares of Company stock. Additionally, an officer of Party B would become the Chairman of the Board.

On April 6, 2014, the Committee held a telephonic meeting, at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present, to receive an update on the strategic review process and to consider other matters. At the meeting the Company’s management updated the Committee on the Company’s difficult financial condition, including the Company’s relationship with its vendors and with Bank of America, N.A., the Company’s lender (“BofA”), as well as the Company’s cash flow forecasts. At the meeting, representatives of Cappello Global gave a financial presentation to the Committee which included a comparative analysis of the proposals received by the Company from Versa, Party B and Party C. After discussion with RLF and Cappello Global, the Committee determined that the term sheet submitted by Versa was more favorable to the Company’s stockholders than the term sheets submitted by Party B and Party C and that the Committee would continue to negotiate with Versa. Among other things, the Committee discussed the lack of certainty as to whether Party B had the funds to complete the transaction. The Committee met with representatives of RLF and Cappello Global in executive session.

On April 8, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to receive an update on the strategic review process and to consider other matters. The Committee discussed with its advisors the term sheet proposed by Versa, including the proposed transaction structure and the rights of the Company’s stockholders following the closing of the transaction, as well as the fact that improved terms were not forthcoming from Party B and Party C. The Committee also discussed with its advisors a proposed response to Versa’s term sheet, including eliminating the roll-over provisions for any stockholders, providing that any second tranche of equity funding by Versa would be at the option of a special committee and proposing changes to the terms of the exclusivity provision. Representatives of Company management updated the Committee on the Company’s financial condition and the ability of the Company to meet its obligations under the Company’s credit documents. The Committee met with representatives of RLF in executive session. The Committee directed Cappello Global to provide a revised term sheet to Versa following the meeting and directed representatives of Sheppard, Cappello Global and senior management to meet with Olberz Family representatives and Wedbush Inc. (“Wedbush”) to determine their position with respect to a potential transaction.

On April 8, 2014, Cappello Global provided a revised term sheet to Versa, which included, among other things, changes to clarify the structure of a transaction with the Company.

On April 9, 2014, representatives of Versa and Cappello Global discussed open issues on the term sheet.

On April 10, 2014, Sullivan & Cromwell LLP (“S&C”), counsel to Versa, Sheppard and RLF had an introductory conference call. Later that day, S&C provided a revised draft of the term sheet to RLF and Sheppard.

Between April 9, 2014 and April 11, 2014, representatives of the Company’s senior management, Sheppard and Cappello Global engaged in discussions with the Olberz Family regarding the family’s willingness to engage in a potential transaction and be bound by an exclusivity provision. Discussions also took place with Wedbush as to its willingness to support the proposed transaction. During such discussions, the Olberz Family expressed its preference for a cash transaction and concerns as to the proposed transaction structure, including its complexity and the securities to be received in such transaction and, while supportive of the proposed transaction, expressed a preference for cash consideration including the possibility of accepting a discount to the public stockholders in any such transaction so long as the amount of cash consideration would satisfy its margin loan with Wedbush.

On April 11, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to receive an update on the strategic review process and to consider other matters. Representatives of Company management updated the Committee on the Company’s cash flow projections and the communications that representatives of management had with BofA regarding the Company’s compliance with the operating covenants in its credit facility with BofA. Representatives of Cappello Global reviewed with the Committee certain financial analysis relating to the proposed transaction with Versa, including a contribution analysis of the proposed transaction, the proposed synergies of the combined company, and the capitalization of the combined company. The Committee also considered certain matters of the term sheet, including (i) Vestis’ cash investment in the combined company and (ii) the exclusivity provision. Cappello Global advised the Committee that Vestis was unwilling to pursue the transaction and costs associated with diligence without a grant of exclusivity and discussed the lack of viable alternatives to a transaction with Vestis. The Committee met with representatives of RLF in executive session, discussed the terms of the proposed transaction, including the exclusivity provision, and authorized RLF to negotiate to finalize the term sheet.

Between April 11, 2014 and April 12, 2014, S&C and RLF continued to negotiate the term sheet and exchanged revised drafts reflecting such negotiations.

Between April 15, 2014 and April 16, 2014, Sheppard, S&C and Clark & Trevithick, counsel to the Olberz Family, exchanged markups of the term sheet.

On April 16, 2014, the Company, the Olberz Family, Messrs. Levra and Kaminsky in their capacities as stockholders, Versa and Vestis entered into a non-binding term sheet. The term sheet provided for an “up-C-corp” structure whereby the Company’s stockholders would receive shares of stock in a new corporation, the sole asset of which would be 20% of the equity in a limited liability company, which would also hold assets, in particular EMS and Bob’s Stores, contributed by Vestis. In connection with the transaction, Versa would fund $25 million into the combined entity. The term sheet provided for a 30 day exclusivity period, subject to an extension of 15 days if Versa is proceeding in good faith towards a transaction, which exclusivity provision was binding upon the Company, Messrs. Levra and Kaminsky and the Olberz Family. On the same day, Cappello Global provided S&C and other third-party service providers engaged by Versa with access to a virtual data room containing financial information and other due diligence materials regarding the Company.

From April 16, 2014 to April 23, 2014, Versa directed its third-party services providers to conduct a due diligence review of the Company by reviewing materials provided in the virtual data room.

On April 23, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to receive an update on the strategic review process and to consider other matters. The Committee discussed with its advisors making a proposal to Versa for a change in the structure of the transaction to an all-cash transaction in light of concerns as to the timing, cost and complexity of the “up-C-corp.” structure, particularly in light of the Company’s financial condition. In addition, the Committee was concerned as to the possibility of the post transaction corporation not meeting the listing requirements of Nasdaq and believed that the willingness of the Olberz Family to accept a discount relative to other stockholders may induce Vestis to consider agreeing to an all-cash transaction. Representatives of management updated the Committee on the Company’s financial condition and the ability of the Company to meet its obligations under the Company’s credit documents, including that the Company’s 13 week cash flow projections would soon show a covenant shortfall in August 2014 with respect to the Company’s credit facility with BofA. The Committee met with representatives of RLF in executive session and determined to authorize Cappello Global to contact Versa regarding a change to an all-cash structure, which would provide for a premium to the Company’s stockholders except the Olberz Family, who would receive a discount.

On April 25, 2014, Sheppard provided a draft of a transaction agreement to S&C. The transaction agreement set forth the terms and conditions of the transaction described in the term sheet, including the steps to effect the holding company reorganization and the “up-C-corp” structure. On the same day, representatives of Cappello Global and representatives of Versa continued to discuss the issues regarding the “up-C-corp” structure and the Committee’s request for an alternative transaction structure.

On April 28, 2014, the Committee held a telephonic meeting with representatives of RLF, Cappello Global, Sheppard and Company management to receive an update on the strategic review process and to consider other matters. At the meeting the Committee received an update from its advisors as to the negotiation of the transaction with Versa and the diligence efforts undertaken by Versa. The Committee also received an update from Company management as to the financial condition of the Company, including the Company’s cash flow issues. The Committee also considered at the meeting reengaging with subordinated lenders for a loan in order to fund the Company and to reduce vendor payables and retaining a restructuring advisor to assist the Company. The Committee met with representatives of RLF in executive session.

On April 29, 2014, representatives of Cappello Global had an in-person meeting in Philadelphia with representatives of Versa to negotiate the terms of amendments to the current term sheet to provide for an all-cash transaction which included a cash premium for the Company’s stockholders and $0.72 per share for the Olberz Family (an amount believed to be sufficient to pay off the Olberz Family’s margin loan). Following the meeting, Cappello Global received an amended and restated term sheet from Versa that provided for a cash transaction whereby Versa would in a two-step merger via a tender offer acquire the outstanding shares of the Company’s stock (other than the shares held by the Olberz Family) for $1.17 per share and Versa would acquire the shares of stock owned by the Olberz Family in a stock purchase for $0.72 per share. The term sheet also provided that Messrs. Levra, Kaminsky and Trausch and Wedbush would each roll-over a portion of their shares into the combined company and, along with the Olberz Family, enter into support agreements.

From April 29, 2014 through June 5, 2014, the Committee and Versa exchanged multiple drafts of the amended and restated term sheet.

On April 30, 2014, the Committee held a telephonic meeting at which representatives of RLF and Cappello Global were present to discuss the revised term sheet received from Versa and the revisions sent back to Versa earlier in the day by the Committee’s advisors, including (i) deletion of the $1.17 pricing, (ii) deletion of certain conditions to the tender offer, (iii) deletion of the roll-over provisions for senior management and Wedbush, (iv) deletion of provisions extending the tender and support agreements past a recommendation change as to the transaction by the Board, and (v) not extending the existing exclusivity period past its expiration on May 31, 2014. The Committee also considered the likelihood that the Company’s fourth quarter results would have a significant negative effect on the Company’s market price and the likelihood of the Company receiving a going concern qualification from its auditors.

On May 1, 2014, a representative of Cappello Global sent an e-mail to Mr. Halpern with a summary of the principal open issues on the term sheet raised by the Committee. On the same day, representatives of Cappello Global and representatives of Versa had a telephone conference regarding these issues and the version of the term sheet sent by RLF the previous day. Also on the same day, Mr. Levra and Mr. Quinn met and toured Sport Chalet’s distribution center and five additional Sport Chalet stores in the Los Angeles area.

On May 2, 2014, Versa indicated to Cappello Global that it was suspending its due diligence review efforts pending resolution of the revised term sheet.

On May 3, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to receive an update on the strategic review process and to consider other matters. The Committee discussed with its advisors that Versa had reacted negatively to the Committee’s prior term sheet and temporarily ceased negotiations, but subsequently provided a revised term sheet, which included, among other things, (i) a proposed two tier pricing structure, with a higher price if the transaction could be consummated via a short-form merger and a lower price if it was necessary for Versa to call a meeting of stockholders in order to consummate the merger following a successful closing of the tender offer, (ii) a proposed termination fee of 2% of the Company’s equity value plus reimbursement of Versa’s expenses, (iii) agreements between Vestis and Messrs. Levra, Kaminsky and Trausch and the Olberz Family which provided for a 12 month tail provision following termination of the merger agreement during which such stockholders could not approve an alternative transaction and for such stockholders to pay 90% of the upside of any alternative transaction above the Versa transaction price to Versa, (iv) a new 45 day exclusivity provision from the date of signing the term sheet, (v) an agreement by Messrs. Levra and Kaminsky to waive any change in control severance payments due under their employment agreements and (vi) a reinvestment by Messrs. Levra, Kaminsky and Trausch and Wedbush of any merger proceeds into the surviving entity. The Committee discussed the Company’s financial condition, liquidity issues, poor upcoming earnings and the possibility of receipt of a going concern qualification from its auditors and determined to send a revised draft of the term sheet to Versa which, among other things, shortened its exclusivity period to 35 days, deleted the reinvestment provisions, eliminated the tail provision in the tender and support agreements which would prohibit Messrs. Levra, Kaminsky and Trausch and the Olberz Family from supporting an alternative transaction for 12 months after the termination of the merger agreement and reduced the upside payment payable by Messrs. Levra, Kaminsky and Trausch and the Olberz Family in connection with an alternative transaction entered into by the Company during the 12 month period following the termination of the merger agreement from 90% to 50%. Following the Committee meeting, on May 4, 2014, RLF sent a revised term sheet to Versa’s attorneys.

On May 4, 2014, RLF provided a revised term sheet to S&C.

On May 5, 2014, representatives of Cappello Global and representatives of Versa had a telephone conference regarding open issues in the revised term sheet. Versa indicated on the call that it would direct its third-party service providers to re-commence the due diligence review process that had been put on hold previously.

On May 6, 2014, S&C provided a revised term sheet to RLF and Sheppard.

On May 8, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to provide an update as to the financial condition of the business, including cash flow forecasts, past due payables and employee departures, and to discuss the revised term sheet received from Versa on May 6, 2014. The terms of the term sheet included (i) a 20 day period of exclusivity from the date of signing the term sheet with two additional 15 day periods of extension, (ii) the sale of the shares held by the Olberz Family at the time of the offer closing for $0.72 per share, (iii) two tier pricing with the top tier, payable if sufficient shares are tendered in the tender off for Vestis’ to effect a short-form merger, being 110% of the 10 day trailing average market price (up to a maximum of $1.30) and the bottom tier, payable if Vestis is unable to effect a short-form merger, being 85% of the top tier, (iv) a termination fee of 2% of the enterprise value plus reimbursement of expenses payable to Vestis upon termination of the merger agreement in certain instances, (v) tender and support agreements between Vestis and Messrs. Levra, Kaminsky and Trausch and a stock purchase agreement between Vestis and the Olberz Family which, in each case, provided for a 12 month tail provision from the date of termination of the merger agreement during which such stockholders would have to pay to Versa 90% of the upside received in any alternative transaction relative to the price to be paid in the Versa transaction, and (vi) a new 45 day exclusivity provision. The Committee determined that it was advisable to continue to pursue an all cash transaction and authorized its advisors to send a revised draft of the term sheet to Versa which, among other things, (i) accepted the two tier pricing but rejected the market-based approach in view of the thin trading in the Company’s stock and likelihood of a drop in the Company’s stock price due to earnings and other financial difficulties, and provided for a fixed price of $1.20 for the top tier and $1.08 for the bottom tier, (ii) shortened the exclusivity period to a maximum of 35 additional days, (iii) decreased the termination fee to 2% of the equity value plus reimbursement of Vestis’ expenses and (iv) reduced the upside payments to be owed by Messrs. Levra, Kaminsky and Trausch and the Olberz Family to Versa upon entering into an alternative transaction during the 12 month period following the termination of the merger agreement from 90% to 50%.

On May 9, 2014, S&C, Sheppard and RLF held a conference call to discuss the most recent draft of the revised term sheet.

On May 10, 2014, S&C had a telephone conference with Sheppard regarding the structure of the stock purchase from the Olberz Family. On the same day, representatives of Versa had a telephone conference with representatives of Cappello Global to discuss open issues regarding the revised term sheet. That evening, Versa provided a revised term sheet to Cappello Global.

On May 12, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to receive an update on the strategic review process and to consider other matters. The Committee discussed with its advisors the terms of the revised term sheet received from Versa, including open issues relating to limitations on sales of the Olberz Family stock following the execution of the merger agreement, the amount of the termination fee and termination fee triggers and Versa’s request for 50 additional days of exclusivity from the date of signing the revised term sheet. Representatives of Cappello Global updated the Committee on the status of Versa’s diligence and discussed the possibility of the Company seeking a subordinated loan to provide liquidity for the Company. The Committee met with representatives of RLF in executive session.

On May 13, 2013, representatives of Sheppard, S&C, and Littler Mendelson P.C. (“Littler”), counsel to Versa, and Mr. Kaminsky held a telephone conference regarding current and historic litigation involving Sport Chalet and its employees. On the same day, Mr. Walsh received an e-mail from Mr. Levra providing an update on due diligence.

On May 14, 2014, Cappello Global provided Versa with a summary of the Committee’s position on open issues remaining in the term sheet.

On May 15, 2014, Messrs. Halpern, Quinn and Levra and representatives of Cappello Global had a telephone conference regarding principal open issues on the term sheet. On the same day, S&C provided notice of the extension of the exclusivity period under the term sheet to May 31, 2014.

On May 15, 2014, the Committee held a telephonic meeting at which representatives of RLF and Sheppard were present to receive an update on negotiations with Versa and other matters. The Committee discussed with its advisors the correspondence between Cappello Global and Versa during the prior days, including the Committee’s position regarding the termination fee, certain termination triggers, the timing for signing definitive documentation, and limitations on the sale of Olberz Family stock. The Committee considered the retention by the Company of a restructuring advisor and discussed the conversations in the preceding days between members of the Committee and potential restructuring advisors. The Committee also determined that in order to sustain the Company’s business in the absence of a transaction with Versa (and, depending on the financial condition of the Company, in conjunction with a transaction), the Company should re-open discussions with a Crystal Financial with respect to providing the Company with a subordinated loan.

Between May 16, 2014 and May 25, 2014, representatives of Versa and Cappello Global continued to discuss open issues regarding the revised term sheet and the structure of a potential transaction.

On May 20, 2014, representatives of S&C had a telephone conference with Mr. Kaminsky and representatives of Cappello Global to discuss additional matters raised during the course of S&C’s due diligence review.

On May 23, 2014, the Committee and the Board each held in-person meetings. At the meeting of the Board, the Board authorized the retention of Kibel Green to act as a restructuring advisor to the Company and authorized the commencement of discussions with Crystal Financial with respect to a $15 million subordinated loan. At the Committee meeting, the Committee and its advisors discussed the status of negotiations with Versa and authorized the transmission of a term sheet back to Versa containing similar provisions to its term sheet sent on May 8, 2014, but with an extension of exclusivity until June 20, 2014 and a corresponding date for execution of definitive documents. The Committee also discussed that the Olberz Family was now interested in receiving $0.83 per share, to cover additional costs of the transaction, but also to provide further upside for the Olberz Family. RLF reviewed with the Committee their fiduciary duties in connection with the consideration of the term sheet and a potential sale of the Company and certain matters of Delaware law relating to the proposed transaction.

On May 26, 2014, S&C sent a revised term sheet to Sheppard and RLF, which Versa also provided to Cappello Global. The revised term sheet provided alternative structures for a transaction between Sport Chalet and Vestis, which Vestis could select from at its option. On the same day, representatives of S&C, Littler and Versa had a telephone conference with members of management of Sport Chalet and representatives of Cappello Global to discuss additional due diligence matters.

On May 27, 2014, the Committee held two telephonic meetings, one at which representatives of RLF were present, and one at which representatives of RLF, Cappello Global and the Company’s senior management were present, to discuss a response to the most recent term sheet received from Versa on May 26, 2014, which, among other things provided for greater optionality for Versa with respect to the structure of the transaction as well as provided for the possibility of Versa purchasing the Olberz Family margin loan. The Committee discussed the Company’s financial condition, liquidity issues and the possibility of a bankruptcy filing. After discussion with its advisors, the Committee authorized its advisors to send a revised term sheet to Versa with respect to a possible transaction while pursuing a parallel path with Crystal Financial with respect to a $15 million subordinated loan.

On May 29, 2014, Versa sent Cappello Global a letter requesting an extension of the exclusivity period under the original term sheet to June 6, 2014. Later that evening, Cappello Global provided Versa with a revised term sheet reflecting a transaction structure whereby Vestis would enter into share purchase agreements with the Olberz Family and Messrs. Levra and Kaminsky, and a merger agreement with Sport Chalet providing for a single-step merger.

On May 30, 2014, Messrs. Halpern, Quinn, and Levra and representatives of Cappello Global had a telephone conference to discuss open issues on the term sheet and potential in-person meetings in Los Angeles.

Effective May 31, 2014, the Company and Versa entered into an agreement to extend the exclusivity period until June 4, 2014, contingent upon Versa submitting a revised term sheet to the Committee.

On June 2, 2014, the Company entered into a term sheet with Crystal Financial for a $15,000,000 subordinated loan.

Between June 1, 2014 and June 4, 2014, the parties exchanged multiple drafts of the term sheet and continued to negotiate and discuss the open issues, including the reduced offer price for the other Shares in the event that Vestis is not able to effect a “short form” merger pursuant to Section 253 of the DGCL following consummation of the tender offer.

On June 3, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello, Sheppard and the Company’s senior management were present to discuss the revised term sheet received from Versa on June 2, 2014. The Committee considered several matters relating to the revised term sheet, including (i) the per share purchase price of $1.20 for the top tier pricing, but the reduction from $1.08 to $1.04 for the bottom tier pricing in order to accommodate an increase in the purchase price of the Olberz Family stock from $0.72 to $0.75 per share, (ii) a request from Versa for the ability to terminate lease arrangements between the Company and affiliates of the Olberz Family following the closing of the merger, (iii) a termination right for Versa if Wedbush sells more than a specified number of shares of Olberz Family stock following execution of the merger agreement, and (iv) the extension of the exclusivity period. After discussion, the Committee authorized its advisors to send a revised term sheet to Versa which accepted the proposed pricing, but made certain changes to termination rights and termination fee triggers in addition to modifications to the right of Versa to terminate the Olberz Family lease agreements, which had been requested by the Olberz Family. The Committee authorized its advisors to negotiate to finalize the revised term sheet.

On June 5, 2014, the Company and Vestis entered into a non-binding term sheet. Pursuant to the term sheet, Vestis would acquire the Company through a stock purchase agreement with the Olberz Family and a two-step merger via tender offer, whereby the merger agreement would provide for two-tiered pricing equal to $1.20 per share if Versa was able to consummate the merger via a short form merger under Delaware law, and $1.04 per share in the event that a meeting of stockholders was necessary to approve the consummation of the merger. The stock purchase agreement would provide that Vestis would purchase, for $0.75 per share, all of the shares owned by the Olberz Family upon the consummation of the tender offer. Additionally, Mr. Levra, Mr. Kaminsky and Mr. Trausch would enter into tender and support agreements with Vestis pursuant to which they would agree to tender all of their shares in the tender offer (subject to a reduction if the Board changes its recommendation). The term sheet also provided for an extension of the exclusivity period until June 25, 2014.

On June 5, 2014, the Committee held a telephonic meeting at which representatives of RLF, Sheppard and Kibel Green were present to receive an update from Kibel Green on its analysis of the Company’s financial condition and restructuring possibilities, including a discussion of cash flow and revenue projections provided by the Company’s senior management. The Committee also discussed the retention of a financial advisor with respect to rendering a fairness opinion and discussed the fee quotes and capabilities of Duff & Phelps, LLC (“Duff & Phelps”), Cappello Global and one other financial advisor to perform this service. After discussion, the Committee approved the retention of Duff & Phelps and authorized RLF to negotiate and finalize the terms of the retention of Duff & Phelps.

On June 9, 2014, the Committee held a telephonic meeting at which representatives of RLF and Cappello Global were present to receive an update on the negotiations with Versa and to consider other matters. The Committee discussed Versa’s offer to lend money on similar terms offered by Crystal Financial and the status of the negotiations of the loan from Crystal Financial.

On June 10, 2014, Sheppard circulated a draft merger agreement to S&C. Also on June 10, 2014, Duff & Phelps was retained to serve as an independent financial advisor to the Committee to provide a fairness opinion with respect to the transaction with Versa.

On June 11, 2014, S&C circulated a draft tender and support agreement and a draft stock purchase agreement to Sheppard.

From June 11, 2014 to June 30, 2014, the parties discussed the terms, and exchanged multiple drafts, of the merger agreement, the stock purchase agreement, the tender and support agreement and the related transaction documents, and Versa continued its due diligence.

On June 11, 2014, representatives of Versa called Cappello Global to discuss Versa’s desire to lend the Company money on similar terms as those offered by Crystal Financial.

On June 16, 2014, Versa sent to the Company a term sheet for a $15 million subordinated loan.

From June 16, 2014 to June 30, 2014, the parties continued to discuss the terms and exchange drafts of the merger agreement and related transaction documents.

On June 18, 2014, the Committee held a telephonic meeting at which representatives of RLF, Sheppard, Duff & Phelps, Kibel Green and Cappello Global were present to receive an update on the negotiations with Versa and to consider other matters. Representatives of Kibel Green discussed with the Committee the restructuring alternatives available to the Company. Representatives of Duff & Phelps updated the Committee on its review of the Company and the fairness opinion process. Representatives of Sheppard and RLF reviewed with the Committee the terms of the draft merger agreement, including (i) the definitions of acquisition proposal and a superior proposal, (ii) the definition of material adverse effect, (iii) the ability of Vestis to extend the tender offer and the conditions to Vestis’ obligation to close the tender offer, (iv) the terms of Vestis’ top-up option, (v) the representations and warranties to be given by the Company and Vestis, (vi) Vestis’ ability to terminate the merger agreement and (vii) the ability of the Board to change its recommendation. The Committee also discussed the term sheet received by the Company from Versa for a $15 million subordinated loan.

On June 22, 2014, the Committee held a telephonic meeting at which representatives of RLF, Cappello Global, Sheppard and the Company’s senior management were present to receive an update on the negotiations with Versa. Company management updated the Committee on Versa’s diligence efforts in connection with the proposed transaction. Representatives of RLF and Sheppard reviewed with the Committee the terms of the draft merger agreement received from Versa, including a discussion of open issues in the merger agreement. Representatives of RLF and Sheppard also reviewed with the Committee the draft tender and support agreements and draft stock purchase agreement. The Committee discussed the financial condition of the Company and the status of negotiation of the subordinated loan from Crystal Financial.

On June 24, 2014, the Committee held a telephonic meeting at which representatives of RLF, Sheppard, Cappello Global and the other members of the Board were present to receive an update on the strategic review process. Representatives of RLF reviewed with the Committee the terms of the draft merger agreement and the open issues in the transaction with Versa, including with respect to the definition of material adverse effect. The Committee also considered the request of the Olberz Family for indemnification against costs and expenses arising from any litigation as a result of the transaction with Vestis.

On June 24, 2014, the Board held a regularly scheduled meeting, with which representatives of Sheppard in attendance, at which meeting the Board, among other things, (i) reviewed in detail the Company’s results of operations for the three months and the twelve months ended March 30, 2014, (ii) received the report of representatives of the Company’s independent registered public accounting firm as to the audit of the Company’s financial statements for the fiscal year ended March 30, 2014, and (iii) reviewed and approved the Annual Report on Form 10-K for fiscal year 2014.

On June 27, 2014, the Company executed definitive documentation with respect to the Crystal Financial subordinated loan.

On June 29, 2014, the Committee held a telephonic meeting at which representatives of RLF, and for a portion of the meeting, Sheppard, Cappello Global and Duff & Phelps were present to discuss the draft of the merger agreement with Vestis. Representatives of RLF and Sheppard reviewed the material terms of the merger agreement, tender and support agreements, stock purchase agreement and indemnification agreement between the Company and the Olberz Family. A copy of the proposed revised merger agreement, tender and support agreement, stock purchase agreement and indemnification agreement was sent to the directors prior to the meeting. Representatives of RLF reviewed the Committee’s fiduciary duties in connection with the proposed transaction with Versa. Representatives of Duff & Phelps reviewed with the Committee its financial analysis of the merger consideration and rendered its oral opinion, which was confirmed by delivery of a written opinion, dated June 29, 2014, that, as of that date, and based upon and subject to the various assumptions made, matters considered and qualifications and limitations on the scope of review undertaken as set forth in such opinion, each of the $1.04 merger consideration and the $1.20 merger consideration to be received by the stockholders of the Company, other than the excluded stockholders, pursuant to the merger agreement are fair from a financial point of view to the stockholders of the Class A Common Stock and Class B Common Stock of the Company other than the excluded stockholders (without giving effect to any impact of the proposed transaction on any particular stockholder other than in its capacity as a stockholder). The Committee then discussed a variety of factors relating to its consideration of the proposed transaction with Versa.

After discussion, the Committee unanimously (i) determined that the proposed merger agreement, the tender and support agreements, the stock purchase agreement and the indemnification agreement, and the transactions contemplated thereby (including, without limitation, the merger) were advisable, and in the best interests of the Company and its stockholders; (ii) recommended that the Board (A) approve and declare advisable the merger agreement, the stock purchase agreement and the indemnification agreement and the transactions contemplated thereby, (B) declare that it is in the best interests of the Company and its stockholders that the Company enter into the merger agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement, (C) submit the merger agreement to the Company’s stockholders for adoption, if required, (D) recommend that the stockholders adopt the merger agreement and the transactions contemplated thereby; (iii) for purposes of Section 203 of the DGCL, approved the merger, the stockholder agreements and the tender and support agreements; and (iv) approved the merger agreement, the merger and the offer and the other transactions contemplated by the merger agreement for purposes of Section 4 of the Company’s bylaws.

Following the meeting of the Committee, the Board met to consider the proposed transaction with Vestis. A representative of the Committee provided a summary of the Committee’s mandate, proceedings and recommendations. Sheppard then provided a summary of the principal transaction documents.

After discussion, the Board unanimously (i) determined that the proposed merger agreement, the tender and support agreements, the stock purchase agreement and the indemnification agreement, and the transactions contemplated thereby (including, without limitation, the merger) were advisable, and in the best interests of the Company and its stockholders; (ii) (A) approved and declared advisable the merger agreement, the stock purchase agreement and the indemnification agreement and the transactions contemplated thereby, (B) declared that it is in the best interests of the Company and its stockholders that the Company enter into the merger agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement, (C) determined to submit the merger agreement to the Company’s stockholders for adoption, if required, (D) recommended that its stockholders adopt the merger agreement and the transactions contemplated thereby if submitted to them; (iii) for purposes of Section 203 of the DGCL, approved the merger, the stock purchase agreement and the tender and support agreements; and (iv) approved the merger agreement, the merger and the offer and the other transactions contemplated by the merger agreement for purposes of Section 4 of the Company’s bylaws.

On June 30, 2014, the Company filed with the SEC an Annual Report on Form 10-K for the fiscal year ended March 30, 2014.

On June 30, 2014, after the close of trading on the NASDAQ Stock Market, the parties executed and delivered the merger agreement, the tender and support agreements, the stock purchase agreement, the indemnification agreement and the other agreements referred to therein. The parties then issued a joint press release announcing the entry into the Merger Agreement.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Committee and the Board held several meetings and consulted with Sport Chalet’s management, financial advisors and legal counsel, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following:

•	the directors’ views and opinions on the current sporting goods retail industry;

•	the directors’ understanding of the business, operations, financial condition, earnings and prospects of the Company, including the strategy and prospects (as well as the risks involved in achieving these prospects) of the Company as an independent entity, including the directors’ views of the Company’s potential near- and long-term performance on a stand-alone basis;

•	the competitive industry in which the Company competes, including that many competitors have greater resources, financial and otherwise, than the Company and the risks involved in maintaining and establishing relationships with vendors and customers if the Company continues as an independent entity;

•	the risks and costs, including public company costs, of the Company remaining an independent publicly traded company;

•	the impact of the Company’s $15 million loan from Crystal Financial on its financial condition;

•	the nature of the current economic climate as it relates to the Company’s business and operations, both on a historical and a prospective basis;

•	the retention of Cappello Group and RLF to act as the Committee’s financial and legal advisors, respectively, in connection with the proposed transaction;

•	the robust process undertaken by the Committee and the Board in evaluating the Company’s strategic alternatives including the public announcement of the retention of Cappello Group in connection with the consideration of the strategic alternatives, the solicitation of indications of interest from many potential buyers and the indications of interest that were received in connection therewith, and the review and assessment of the possible outcomes of such alternatives, including the possibility of remaining independent, combinations with other merger partners, and the possibility of equity or debt public or private offerings;

•	the directors’ views regarding whether the proposed transaction is more favorable to the Company’s stockholders than the Company’s alternatives, including remaining as a stand-alone enterprise;

•	price per share of the Company’s common stock to be paid to the Company’s stockholders in the Merger relative to current and historical trading prices of the Company’s common stock;

•	the relative illiquidity of the Company’s common stock and the limited ability for all stockholders to achieve value for their shares in the public market compared to the certain value available to all stockholders in the Offer and/or Merger;

•	the fact that the Olberz Family is taking a significant discount relative to the consideration to be paid to the other Company stockholders and is otherwise supportive of the transaction;

•	the fact that the Company’s senior management, collectively holding significant voting power of the Company’s common stock have signed tender and support agreements and also are supportive of the transaction;

•	the fact that the consideration to be paid to the Company’s stockholders will be reduced from $1.20 to $1.04 per share if an insufficient number of stockholders tender their shares in the tender offer prior to the Initial Offer Expiration Time to enable Purchaser to consummate the transaction via a short form merger;

•	the advice and financial analyses provided by the Committee’s financial advisors;

•	the financial analyses and opinion provided by Duff & Phelps, one of the financial advisors to the Committee;

•	the likelihood that the Company would be delisted by NASDAQ in the absence of a significant transaction;

•	the likelihood that the Merger would be completed, based on, among other things (not in any order of importance):

•	the reputation of Parent;

•	Parent’s ability to fund the merger consideration and complete the transactions;

•	the absence of a financing condition to the completion of the Merger;

•	the Company’s ability to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement and the obligations of Parent and Purchaser under the Merger Agreement;

•	the stock purchase agreement entered into by the Olberz Family and the tender and support agreements entered into by certain members of management;

•	the all-cash per share merger consideration should provide stockholders with immediate value, in cash, for all of their shares of common stock, avoiding potential long-term business risk, while also providing such stockholders certainty of value for their shares of common stock;

•	the Board’s ability to consider and respond to an unsolicited acquisition proposal or engage in discussions or negotiations with the party making such a proposal;

•	the Board’s ability to withhold, withdraw, qualify or modify its recommendation that its stockholders vote to adopt the Merger Agreement under certain circumstances and the fact that the Board is not permitted to terminate the Merger Agreement in the event of a superior proposal; and

•	the availability of statutory appraisal rights to holders of the Company’s common stock who neither tender their shares into the Offer or vote in favor of the Merger and who comply with all of the procedures required by statute, which rights entitle such holders to seek a judicial appraisal of the fair value of their shares of common stock.

The Committee and the Board have also carefully considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to the Merger Agreement, the Offer, and the Merger, including without limitation, the following factors and not in any particular order:

•	the Merger will preclude the Company’s stockholders and optionholders from having the opportunity to participate in the future performance of its assets, future earnings growth, future appreciation of the value of its common stock;

•	restrictions on the ability of the Company and its representatives (including directors, officers and advisors) to initiate, solicit and encourage alternative acquisition proposals from third parties or negotiate with third parties with respect to such proposals;

•	whether the outside termination date under the Merger Agreement allows for sufficient time to complete the Offer and the Merger;

•	the costs involved in connection with entering into and completing the Merger, the time and effort of management required to complete the Merger and related disruptions to the operation of the Company’s business;

•	the restrictions on the conduct of the Company’s business between the signing of the Merger Agreement and the closing of the Merger, which could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending completion of the Merger;

•	the announcement and pendency of the Merger, or failure to complete the Merger, may impact the relationships with the Company’s employees, vendors, customers and partners and may divert management and employee attention away from the day-to-day operation of the business;

•	the possibility that the Company will be required to pay a termination fee upon the termination of the Merger Agreement could discourage other potential acquirors from making a competing bid to acquire the Company;

•	the possibility that the stock purchase agreement and the tender and support agreements could discourage other potential acquirers from making a competing bid to acquire the Company;

•	there can be no assurance that all conditions to the parties’ obligations to complete the Offer and/or the Merger will be satisfied;

•	the conditions to closing of the Offer, many of which are beyond the Company’s control, including the requirement of the Company to obtain the consent of the Company’s lenders and six of its landlords and the fact that if any such consent is not obtained, Purchaser is not contractually obligated to consummate the Offer;

•	Purchaser’s ability to unilaterally delay the closing of the Offer for up to 20 business days following the initial statutory 20 business day tender offer period in the event any of the Offer conditions are not satisfied, which such delay may put additional financial pressure on the Company and may give Purchaser greater leverage in the event of continued financial distress;

•	an all-cash transaction may be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the fact that some of our directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of our stockholders generally.

The foregoing discussion of information and factors considered and given weight by the Committee and the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Committee and the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Committee and the Board may have given different weights to different factors. In arriving at its recommendation, the Committee and the Board was aware of and took into consideration the interests of executive officers and directors of Sport Chalet as described under “Past Contacts, Transactions, Negotiations and Agreements” above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority and other than Shares subject to Options). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Duff & Phelps, LLC

Pursuant to an engagement letter dated June 10, 2014 (the “Duff & Phelps Engagement Letter”), the Committee retained Duff & Phelps to act as its independent financial advisor to provide an opinion in connection with the proposed transaction. The Committee retained Duff & Phelps based on Duff & Phelps’ qualifications, reputation, experience in the valuation of businesses and their securities, and its experience in valuing companies in the retail industry. Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts and recapitalization transactions.

On June 29, 2014, Duff & Phelps delivered a written presentation and its oral opinion, which was subsequently confirmed in writing, to the Committee that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $1.20 per Share to be received by stockholders of the Company in the event the Price Reduction Trigger is not triggered (the “Short-Form Merger Consideration”), or the $1.04 per Share to be received by public stockholders of the Company in the event the Price Reduction Trigger is triggered (the “Long-Form Merger Consideration”) to be received by the stockholders of the Company, other than the shares held by the Olberz Family Trust, Eric Olberz and Irene Olberz, Craig Levra, the Company’s Chairman of the Board and Chief Executive Officer, and Howard Kaminsky, the Company’s Chief Financial Officer (collectively, the “Excluded Stockholders”), pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of the Class A Common Stock and Class B Common Stock of the Company other than the Excluded Stockholders (without giving effect to any impact of the Transactions on any particular stockholder other than in its capacity as a stockholder). Duff & Phelps has provided its written consent to the reproduction of Duff & Phelps’ opinion in this Solicitation/Recommendation Statement.

The full text of Duff & Phelps’ written opinion, dated June 29, 2014, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the opinion, is attached as Annex A and is incorporated herein by reference. The opinion expressed by Duff & Phelps was provided for the information and assistance of the Committee in connection with its consideration of the Offer, and such opinion does not constitute a recommendation as to any action that any stockholder of Sport Chalet should take in connection with the Offer and is not a recommendation as to whether or not any stockholder should tender their shares in connection with the Offer or how any stockholder otherwise should act in connection with the Offer. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

Duff & Phelps’ written opinion and written presentation (i) do not address the merits of the underlying business decision to enter into the Transactions versus any alternative strategy or transaction; (ii) do not address any term of the Merger Agreement other than the Short-Form Merger Consideration or Long-Form Consideration to be received by the stockholders other than the Excluded Stockholders; (iii) do not address the consideration to be received by the Excluded Stockholders; (iv) do not address the process through which the Company has chosen to consider the Transactions versus any alternative transaction; (v) do not address any transaction related to the Transactions (other than the Offer and the Merger); (vi) is not a recommendation as to how the Committee, the Board or any stockholder should vote or act with respect to any matters relating to the Transactions, or whether to proceed with the Transactions or any related transaction, and (vii) do not indicate that the Short–Form Merger Consideration or Long-Form Consideration to be received by the stockholders of the Company, other than the Excluded Stockholders pursuant to the Merger Agreement, is the best possibly attainable under any circumstances; instead, it merely states whether such consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transactions or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based.

Duff & Phelps’ opinion was only one of many factors taken into consideration by the Committee in making its determination with respect to the Transactions. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

The information set forth below summarizes the material financial and comparative analyses performed by Duff & Phelps, but does not purport to be a complete description of the financial analyses performed by Duff & Phelps or the data considered by it in connection with its opinion. The preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. In arriving at its opinion, Duff & Phelps utilized a number of analytical methodologies. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths and weaknesses of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. No one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended March 31, 2012 and March 31, 2013 and the Company’s unaudited interim financial statements for December 29, 2013 included in the Company’s Form 10-Q filed with the SEC;

b.	The Company’s draft Form 10-K for the fiscal year ended March 30, 2014;

c.	Unaudited internal financial statements for the Company for the two months ended May 31, 2014;

d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to Duff & Phelps by management of the Company;

e.	The Restated Certificate of Incorporation of Sport Chalet, Inc. dated November 4, 2009;

f.	A letter dated June 17, 2014 from the management of the Company which made certain representations as to the financial projections for the Company;

g.	Documents related to the Transactions, including the amended and restated summary term sheet for the acquisition of the Company by Vestis dated June 4, 2014, the draft Agreement and Plan of Merger by and among Vestis, Purchaser and the Company dated June 25, 2014 (the “Draft Merger Agreement”), the Company Disclosure Schedule (as defined in the Merger Agreement) dated June 25, 2014, the draft Stock Purchase Agreement, by and among Vestis, the Olberz Family and the Company dated June 25, 2014, and the draft Tender and Support Agreements, by and among Vestis, Purchaser, and certain stockholders of the Company dated June 25, 2014; and

h.	The term sheet dated June 2, 2014 for the $15 million term loan from Crystal Financial LLC and the draft Term Loan and Security Agreement dated June 24, 2014 among the Company, certain financial institutions, as lenders and Crystal Financial SBIC LP, as Agent.

2.	Discussed the information referred to above and the background and other elements of the Transactions with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s Class A Common Stock and Class B Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

No limits were placed on Duff & Phelps by Sport Chalet in terms of the information to which it had access or the matters it could consider.

In performing its analyses and rendering its opinion with respect to the Transactions, Duff & Phelps, with the consent of the Committee:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Committee, the Board and the Company have been advised by counsel as to all legal matters with respect to the Transactions, including whether all procedures required by law to be taken in connection with the Transactions have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management were substantially accurate regarding the Company and the Transactions;

5.	Assumed that the representations and warranties made in the draft Merger Agreement were substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conformed in all material respects to the drafts reviewed;

7.	Assumed that there had been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

8.	Assumed that all of the conditions required to implement the Transactions would be satisfied and that the Transactions would be completed in accordance with the draft Merger Agreement without any material amendments or modifications thereto or any material waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained without any adverse effect on the Company.

In Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transactions. To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion effective as of June 29, 2014. Duff & Phelps’ opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of that date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after June 29, 2014. In the event of any such change prior to the completion of the Transactions, Duff & Phelps reserves the right to change, modify or withdraw its opinion.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Short-Form Merger Consideration or Long-Form Merger Consideration to be received by the public stockholders of the Company in the Transactions, or with respect to the fairness of any such compensation.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

Valuation Analysis

Among other matters considered, Duff & Phelps’ analysis included a valuation analysis of Sport Chalet using generally accepted valuation methodologies.

Duff & Phelps performed a discounted cash flow analysis and market approach using Sport Chalet’s budget and projections compiled and adopted by Sport Chalet management for fiscal years 2015 through 2017. Adjusted

EBITDA used throughout the analysis included (i) an adjustment to reflect cash rent expense vs. straight-line rent expense, (ii) addbacks for estimated public company costs, reflecting a change of control transaction that would take the company private, and (iii) adjustments for non-recurring expenses. Each of the adjustments described above were provided by Sport Chalet management. The table below summarizes the historical financial performance, the financial projections prepared by Sport Chalet management and the adjustments to EBITDA for each period.

Historical and Projected Financial Performance
($ in millions)
					Management Projections
	FY 2011A	FY 2012A	FY 2013A	FY 2014A	FY 2015P(1)	FY 2016P	FY 2017P
Number of Stores	54	54	54	51	50	50	50
Sales per store	$6.7	$6.5	$6.7	$6.7	$7.0	$7.1	$7.2
Growth	NA	NA	3.1%	0.9%	3.6%	2.0%	1.0%

Comp Sales	0.2%	(0.2%)	3.7%	(4.6%)	1.5%	2.3%	1.0%

Net Revenue	$362.5	$349.9	$360.6	$343.5	$348.8	$355.6	$359.2
Growth	2.5%	(3.5%)	3.1%	(4.8%)	1.5%	2.0%	1.0%

Gross Profit	$137.4	$129.8	$135.3	$126.8	$128.9	$132.5	$133.9
Margin %	37.9%	37.1%	37.5%	36.9%	37.0%	37.3%	37.3%

Reported EBITDA	$9.7	$6.2	$7.2	$0.5	$4.2	$10.0	$11.1
Non-Recurring Expenses	—	—	—	—	1.8	—	—
Straight-line to Cash Rent Expense Adjustment(2)	(3.0)	(2.9)	(3.3)	(3.6)	(2.2)	(2.2)	(2.6)
Public Company Costs	1.0	1.0	1.0	1.0	1.0	1.0	1.0

Adjusted EBITDA	$7.6	$4.3	$5.0	($2.1)	$4.8	$8.8	$9.5
Margin %	2.1%	1.2%	1.4%	(0.6%)	1.4%	2.5%	2.6%
Growth	(13.1%)	(43.4%)	15.2%	NM	NM	81.5%	7.8%

Total Capital Expenditures	$1.2	$3.0	$3.6	$4.7	$2.5	$3.0	$3.0
% of Net Revenue	0.3%	0.9%	1.0%	1.4%	0.7%	0.8%	0.8%
% of EBITDA	15.8%	70.1%	72.6%	NM	51.3%	34.1%	31.7%

Average Monthly Net Working Capital	NA	NA	$57.5	$56.1	$54.9	$55.6	$56.0
% of Net Revenue	NA	NA	15.9%	16.3%	15.7%	15.6%	15.6%

(1)	Reflects actual results through May 31,2015 and projected results from June 1, 2014 to March 31, 2015
(2)	FY 2014 figure excludes $1.5 million of non-cash expenses related to early termination fees.
NA	refers to Not Available

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow (“DCF”) analysis using Sport Chalet’s financial projections for fiscal years 2015 through 2017, as described above, to derive indications of total equity value. A discounted cash flow analysis is designed to provide insight into the intrinsic value of a business based on its projected earnings and capital requirements as well as the net present value of projected free cash flows.

In its analysis, Duff & Phelps first calculated the projected adjusted net income for each of the fiscal years 2015 through 2017 by subtracting estimated non-recurring expenses, net interest expense, depreciation, and taxes from adjusted EBITDA. Duff & Phelps then calculated adjusted equity cash flows by adding depreciation to adjusted net income, and subtracting capital expenditures and changes in working capital. All of the assumptions and estimates used to determine the Company’s equity cash flows were provided by Sport Chalet management.

Over the past few years, the Company has generated net operating losses that could be used to offset future taxable income. These tax benefits would be significantly limited in a change of control transaction and were therefore not included as incremental value for the Company in our analysis. The discounted cash flow analysis, however, does include a separate value for the estimated net operating losses of $2.5 million generated in the stub period of the discounted cash flow analysis from June 1, 2014 through March 31, 2015.

Duff & Phelps calculated a terminal value for Sport Chalet by capitalizing the expected normalized cash flows after fiscal 2017 based on long-term annual growth estimated at 2.0% based on discussions with Company management.

Duff & Phelps then discounted the sum of the projected equity cash flows for fiscal year 2015 through 2017 and the terminal value for Sport Chalet by the cost of equity ranging from 25.0% to 35.0%. Fiscal 2015 cash flows were adjusted to include only the stub period from June 1, 2014 through March 31, 2015.

Sport Chalet’s cost of equity was based on the Capital Asset Pricing Model using information derived from the companies in the selected public company analysis and Sport Chalet’s current capital structure. The cost of equity reflected the relative risk associated with the projected cash flows, Sport Chalet’s current highly leveraged capital structure, as well as the rates of return that security holders could expect to realize on alternative investment opportunities.

The discounted cash flow analysis resulted in an estimated total equity value ranging from $3.8 million to $4.8 million. Adding the value of Sport Chalet’s outstanding average monthly debt balance for the latest 12 months ended May 31, 2014 of $54.1 million resulted in an estimated total enterprise value range of $57.9 million to $58.9 million.

Equity Value Discounted Cash Flow Analysis
($ in millions, except per share)
		Management Projections			Normalized FY 2017P
	FY 2014A	FY 2015P	FY 2016P	FY 2017P
Net Revenue	$343.5	$348.8	$355.6	$359.2	$359.2
Growth	(4.8%)	1.5%	2.0%	1.0%

Adjusted EBITDA	($2.1)	$4.8	$8.8	$9.5	$9.5
Margin	(0.6%)	1.4%	2.5%	2.6%
Growth	NM	NM	81.5%	7.8%

		Stub Period June-2014 to March-2015
Adjusted EBITDA		6.7	8.8	9.5	9.5
Non-Recurring Expenses		(1.4)	—	—	—
Interest Expense		(2.6)	(3.3)	(3.4)	(3.4)
Depreciation		(5.2)	(4.4)	(2.4)	(2.9)

Earnings Before Taxes		($2.5)	$1.0	$3.6	$3.2

Pro Forma Taxes(1)		0.0	(0.4)	(1.5)	(1.3)

Adjusted Net Income		(2.5)	0.6	2.2	1.9

Depreciation		5.2	4.4	2.4	2.9
Capital Expenditures		(2.4)	(3.0)	(3.0)	(3.0)
(Increase)/Decrease in Working Capital		0.3	(0.6)	(0.5)	(1.1)

Equity Cash Flow		$0.7	$1.4	$1.1	$0.7

Equity Value Range		Low	Mid	High
Terminal Growth Rate		2.00%	2.00%	2.00%
Levered Cost of Equity		35.00%	30.00%	25.00%
Equity Value Range(2)		$3.8	$4.2	$4.8
Total Shares Outstanding		14.2	14.2	14.2
Equity Value per Share		$0.27	$0.30	$0.34

Enterprise Value Calculation:
Equity Value		$3.8	$4.2	$4.8
Plus: Debt(3)		$54.1	$54.1	$54.1

Enterprise Value		$57.9	$58.3	$58.9

(1)	Pro forma taxes estimated assuming a blended federal and state tax rate of 40.7%.
(2)	Based on a terminal value calculated using the normalized FY 2017 free cash flow to equity; includes present value of NOLs generated in 2015 of $0.6 million to $0.7 million.
(3)	Reflects the 12 month average debt balance through May 31, 2014 outstanding under the credit facility of $54.1 million.

The DCF analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the DCF analysis, should not be taken in isolation to be Duff & Phelps’s view of the valuation for Sport Chalet. Accordingly, the valuation range derived from the DCF analysis is not necessarily indicative of Sport Chalet’s present or future value.

Market Approach

Duff & Phelps also used a market approach, which consisted of applying valuation multiples to certain levels of profitability for Sport Chalet, using multiples based on valuation metrics derived from an analysis of selected public companies.

Selected Public Company Analysis. Duff & Phelps selected 9 publicly traded companies that operate in the sporting goods retail and specialty retail industries. The 9 companies consisted of (i) Big 5 Sporting Goods Corp., (ii) Cabela’s Incorporated, (iii) Dick’s Sporting Goods Inc., (iv) Finish Line Inc., (v) Foot Locker, Inc., (vi) Hibbett Sports, Inc., (vii) Sports Direct International plc, (viii) Sportsman’s Warehouse Holdings, Inc., and (ix) Zumiez, Inc. No company considered in this analysis is identical to Sport Chalet. The selected public company analysis involves complex and subjective considerations and judgments. Mathematical analysis alone, such as determining the mean or median, is not in itself a meaningful method of using selected public company data.

In selecting multiples, Duff & Phelps reviewed the selected public companies taken as a group. When selecting appropriate multiples to apply to the financial performance of Sport Chalet, Duff & Phelps used a qualitative and quantitative assessment of Sport Chalet relative to the selected public companies based on historical financial performance, expected future performance, financial strength, size, the competitive nature of the industry, and markets served, among other factors. Duff & Phelps noted that Sport Chalet is significantly smaller in size relative to the selected public companies, with generally weaker profitability, higher leverage, and weaker growth prospects, as illustrated in the tables below.

Duff & Phelps did not apply multiples to either fiscal 2014 or projected fiscal 2015 financial metrics for Sport Chalet. The Company generated operating losses in 2014 resulting in a negative EBITDA and net losses. Furthermore, the Company’s projected 2015 adjusted EBITDA and adjusted net income, while stronger than 2014 levels, were still relatively depressed and would not result in meaningful valuation indications for the Company’s equity. Therefore, projected 2016 adjusted EBITDA and projected 2016 adjusted net income metrics were used.

Based on the risk analysis described above, Duff & Phelps selected multiples near the bottom of the range of the selected public companies due to Sport Chalet’s smaller size, weaker profitability, higher leverage and lower growth rates. The range of multiples selected to apply to Sport Chalet’s projected adjusted 2016 EBITDA was 4.5x to 5.0x, and the range of multiples selected to apply to the projected adjusted 2016 net income was 8.0x to 10.0x.

The tables below summarizes certain valuation metrics for the selected public companies relative to Sport Chalet which were analyzed by Duff & Phelps.

COMPANY INFORMATION	MARKET DATA							ENTERPRISE VALUE AS MULTIPLE OF										COMMON STOCK PRICE AS A MULTIPLE OF
Company Name	Stock Price		Equity Value	Enterprise Value	Debt/ Total Capital	LTM Revenues	% of 52- Wk High	LTM EBITDA		LTM Adj. EBITDA 3/31/14(2)		Proj. Adj. EBITDA 3/31/15(2)		Proj. Adj. EBITDA 3/31/16(2)		LTM Revenue 3/31/14(3)		Proj. Adj. EPS 3/31/15		Proj. Adj. EPS 3/31/16
Big 5 Sporting Goods Corp.		$11.8	$265	$316	17.7%	$978	47.7%	5.2	x	5.1	x	4.8	x	4.7	x	0.32	x	10.6	x	9.9	x
Cabela’s Incorporated		58.6	4,158	7,352	43.9%	3,523	81.6	17.4		17.2		14.6		12.5		2.09		15.5		13.7
Dick’s Sporting Goods Inc.		44.0	5,400	5,344	0.1%	6,318	75.2	7.4		6.8		6.5		5.9		0.85		14.2		12.4
Finish Line Inc.		30.0	1,457	1,255	0.0%	1,670	99.5	7.9		7.9		6.8		6.3		0.75		16.3		15.3
Foot Locker, Inc.		49.6	7,181	6,465	1.8%	6,735	99.3	7.6		7.5		6.9		6.4		0.96		14.5		13.3
Hibbett Sports, Inc.		53.8	1,378	1,276	0.3%	874	79.4	9.7		9.6		8.8		8.3		1.46		17.9		16.4
Sports Direct International plc		12.8	8,084	8,375	6.8%	4,154	81.6	NM		17.6		12.7		11.2		2.02		33.1		29.2
Sportsman’s Warehouse Holdings, Inc.		8.1	338	560	39.8%	620	74.2	9.0		9.8		8.4		7.2		0.90		14.3		11.1
Zumiez, Inc.		26.9	782	681	0.2%	739	86.7	6.9		6.8		6.2		5.8		0.92		16.1		14.4
Mean				$3,514	12.3%	$2,846	80.6%	8.9	x	9.8	x	8.4	x	7.6	x	1.14	x	16.9	x	15.1	x
Median				$1,276	1.8%	$1,670	81.6%	7.8	x	7.9	x	6.9	x	6.4	x	0.92	x	15.5	x	13.7	x
Sport Chalet Inc.	$ $	1.03A/ 1.09B	$15	$64	79.0%	$343.5	68.7%A/ 71.8%B	43.3	x	NM		13.3	x	7.3	x	0.19	x	NM		24.6	x

Note: EBITDA and Net Income are adjusted to reflect cash rent expense vs. straight-line rent expense. Where March 31st estimates were not available fiscal year estimates were used.

Application of Selected Multiples. Duff & Phelps applied the selected range of adjusted EBITDA multiples of 4.5x to 5.0x to the Company’s projected fiscal 2016 adjusted EBITDA of $8.8 million. This resulted in an indication of enterprise value for Sport Chalet ranging from $39.6 million to $43.9 million.

Duff & Phelps determined 2016 projected adjusted net income to capitalize by deducting $3.3 million in interest expense, $4.4 million in depreciation expense and $400,000 in taxes from the projected $8.8 million in adjusted EBITDA. This resulted in a projected adjusted net income for 2016 of $600,000. Applying the selected range of price to earnings multiples of 8.0x to 10.0x to the $600,000 resulted in equity valuation indications of $4.8 million to $6 million. To determine the estimated enterprise value of the Company, average monthly debt balance for the latest twelve months ended May 31, 2014 of $54.1 million was added, resulting in indications of enterprise value ranging from $58.9 million to $60.1 million.

Market Approach
($ in millions, except per share values)
Enterprise Valuation Multiples			Valuation Summary
Metric	Public Company Range(1)	Public Company Median(1)	Selected Multiple Range	Company Performance	Plus: Debt	Enterprise Value Range
EV / 2016 Proj. Adj.EBITDA	4.7x - 12.7x	6.4x	4.5x - 5.0x	$8.8	NA	$39.6 - $43.9
Price / 2016 Proj. Adj. Net Income	9.9x - 29.5x	14.1x	8.0x - 10.0x	$0.6	$54.1	$58.9 $60.1
			Enterprise Value Range			$49.2 - $52.0

(1)	Selected public company multiples reflect enterprise value to projected EBITDA for the twelve months ended March 31, 2015 and 2016; EBITDA for the selected public companies is adjusted to reflect cash rent expense vs. straight-line rent expense by applying the adjustment observed in the LTM period to projected metrics.

The market analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the market analysis, should not be taken in isolation to be Duff & Phelps’ view of the valuation for Sport Chalet. Accordingly, the valuation range derived from the market analysis is not necessarily indicative of Sport Chalet’s present or future value or results.

Selected Transactions Analysis. Duff & Phelps identified 31 relevant sporting goods retail and specialty retail industry transactions announced since January 1, 2011 for which adequate information was available to derive trailing valuation multiples. No transaction utilized in these precedent transactions analysis was identical to the Transactions, including timing or size, nor was any target company identical to Sport Chalet. An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning Sport Chalet’s financial and operating characteristics and other factors that would affect the acquisition value of companies to which Sport Chalet is being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

Duff & Phelps noted that it did not derive a valuation estimate directly from the selected M&A transactions analysis, as Sport Chalet’s 2014 adjusted EBITDA was negative and the company generated net losses, therefore these results could not be capitalized using the trailing multiples observed in the selected transactions.

Historical Stock Trading and Premium Analysis

Historical Stock Trading Analysis. Duff & Phelps reviewed the historical trading prices and volume of Sport Chalet’s Class A Common Stock and Class B Common Stock between January 1, 2014 and June 20, 2014.

Limited Liquidity and Small Public Float. Duff & Phelps observed that Sport Chalet’s Class A and Class B Common Stock have limited liquidity, with sporadic trading activity. Based on the limited public float and liquidity in Sport Chalet’s Class A and Class B Common Stock, the absence of analyst coverage, and the lack of institutional investor support, Duff & Phelps observed that Sport Chalet’s market price may not necessarily reflect the underlying intrinsic value of Sport Chalet.

Poor Financial Results for 4th Quarter not yet Public. Sport Chalet’s financial results for 4th quarter fiscal year 2015 ended March 31, 2014 had not been made public as of the date Duff & Phelps delivered its opinion on June 29, 2014. The Company experienced a very poor fourth quarter, resulting in a net loss for the year of $10.1 million versus a loss of $3.3 million in the prior fiscal year. Furthermore, the Company continued to experience losses in the month ended April 30, 2014 and well as the month ended May 31, 2014. The trading prices analyzed did not yet incorporate this information regarding the Company’s poor recent financial performance.

Premium/Discount over Short-Form and Long-Form Merger Consideration. The closing price for the Class A Common Stock was $1.03 on June 20, 2014, implying a 16.5% premium over the Short-Form Merger Consideration of $1.20 and a 0.97% premium over the Long-Form Merger Consideration of $1.04. The closing price for the Class B Common Stock was $1.09 on June 20, 2014, implying a 10.09% premium over the Short-Form Merger Consideration of $1.20 and a 4.59% discount to the Long-Form Merger Consideration of $1.04.

Premium/Discount Analysis Not Relevant. The trading price of both the Class A Common Stock and Class B Common Stock did not reflect the impact of the Company’s poor results for the fourth quarter ended March 30, 2014, nor the continued poor results and continued losses in April and May 2014. If this information had been publicly available, it likely would have resulted in a lower stock price for both the Class A and Class B Common Stock. For this reason, a premium paid analysis was not considered relevant in the analysis performed by Duff & Phelps.

Same Price Paid for Both Class A and Class B Shares. Pursuant to the Company’s Restated Certificate of Incorporation, “The holders of Class A Common Stock shall be entitled to receive the same amount and form of consideration per share as the per share consideration, if any, received by any holder of the Class B Common Stock in any merger, business combination or consolidation of the Corporation (whether or not the Corporation is the surviving entity) or any subsidiary of the Corporation, or any sale, lease or exchange of assets of the Corporation or any subsidiary of the Corporation.” Therefore, even though the Class B Shares have typically traded at a premium to the Class A Shares due to their superior voting rights, in a sale transaction, both classes of stock are treated the same.

Valuation Analysis Conclusions

Duff & Phelps’ valuation analysis, as summarized in the table below, resulted in indications of Sport Chalet’s total enterprise value ranging from approximately $53.5 million to $55.5 million. After deducting the value of the Company’s 12 month average debt, net of cash, Duff & Phelps concluded a range of common equity value for Sport Chalet of approximately $3.8 million to $5.8 million. Based on 12.4 million shares of Class A Stock and 1.8 million shares of Class B Stock outstanding, Duff & Phelps’ analysis implied a range of values from $0.27 per share to $0.41 per share, as compared with the Short-Form Merger Consideration of $1.20 per share and the Long-Form Merger Consideration of $1.04 per share. In addition, Duff & Phelps noted that the consideration received by the Olberz Family members and the Olberz Trust was $0.75 per share, representing a 27.9% discount to the Long-Form Merger Consideration and a 37.5% discount to the Short-Form Merger Consideration. Duff & Phelps observed that its analysis supported a determination of fairness from a financial point of view.

Valuation Range Conclusions
($ in millions, except per share values)	Low		High
Discounted Cash Flow Analysis	$57.9	-	$58.9
Market Approach	$49.2	-	$52.0
Enterprise Value Range	$53.5	-	$55.5
Plus: Cash(1)	$4.4	-	$4.4
Less: Debt(1)	($54.1)	-	($54.1)
Equity Value Range	$3.8	-	$5.8
Total Shares Outstanding(2)	14.2		14.2
Price Per Share Range	$0.27	-	$0.41

(1)	Reflects the 12 month average balance through May 31, 2014.
(2)	Diluted number of shares reflect 12.4 million and 1.8 million Class A and Class B shares outstanding, respectively. A nominal number of oustanding options are in-the-money and therefore do have immaterial impact on the diluted share count.

Other

The issuance of Duff & Phelps’s opinion was approved by its fairness opinion review committee.

Prior to this engagement, Duff & Phelps was the investment banker to EMS and represented that company in its sale in 2012 to Versa, the parent company of Vestis. Furthermore, Duff & Phelps was engaged to render a solvency opinion for a portfolio company of Versa. Duff & Phelps will receive customary fees, expense reimbursement, and indemnification on this engagement. Other than these engagements, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Transactions for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Fees and Expenses

Pursuant to the Duff & Phelps Engagement Letter, the Company paid Duff & Phelps a cash retainer fee of $100,000. The Company also agreed to pay Duff & Phelps a cash fee of $150,000 upon notification from

Duff & Phelps that it was prepared to deliver a fairness opinion, and cash fees based upon Duff & Phelps’ standard hourly rates for certain additional services that Duff & Phelps might be called upon to perform. As of the date hereof, Duff & Phelps had not performed and has not been paid for any such additional services. The Company also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Duff & Phelps, its affiliates, and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff & Phelps’ engagement. No portion of Duff & Phelps’ compensation is contingent upon the consummation of the Merger.

Forward-Looking Financial Information and Financial Projections

The Company does not as a matter of course make public projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. The Company provided to potential bidders, in connection with their due diligence review and subject to a nondisclosure agreement, its long-term business plan. Subsequently, in connection with obtaining the term loan from Crystal Financial, management prepared for internal planning purposes three-year standalone financial projections (the “Projections”) and subsequently provided the Projections to Parent. The Company has included below a summary of the Projections. The Company also provided the Projections to the Committee and the Board as well as to Duff & Phelps for its use in connection with the rendering of its opinion to the Committee and performing its related financial analysis, as described under “Opinion of Duff & Phelps, LLC.” The Company believes that the Projections reflect the current long-term business plan for the Company on a go-forward standalone basis.

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or accounting principles generally accepted in the United States (“GAAP”). Moss Adams LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included herein to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Projections were provided to Parent and Duff & Phelps.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to successfully implement a number of initiatives to improve its operations and financial performance. The Projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections herein should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent, Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Projections are forward-looking statements. For more information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48.

The following is a summary of the Projections (dollars in thousands):

Financial Statement Projections
($ in millions)
	Fiscal Year
	2015(1)	2016	2017
Number of Stores	50	50	50
Comp Store Sales	1.5%	2.3%	1.0%

Net Revenue	$348.8	$355.6	$359.2
Growth	1.5%	2.0%	1.0%

Gross Profit(2)	$128.9	$132.5	$133.9
Margin %	37.0%	37.3%	37.3%

Reported EBITDA(3)	$4.2	$10.0	$11.1
EBITDA %	1.2%	2.8%	3.1%
Growth	NM	138.1%	11.0%

Total Capital Expenditures	$2.5	$3.0	$3.0

(1)	Reflects actual results through May 31, 2015 and projected results from June 1, 2014 to March 31, 2015.
(2)	Based on internal reporting convention, excludes occupancy costs.
(3)	Includes stock based compensation.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere herein, the offer to purchase and the Company’s public filings with the SEC.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations on its behalf with respect to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to the Duff & Phelps Engagement Letter, the Company engaged Duff & Phelps to act as financial advisor to the Committee to provide an opinion in connection with the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger. Pursuant to the terms of the Duff & Phelps Engagement Letter, the Company agreed to pay Duff & Phelps professional fees, which are approximately $250,000 in connection with the evaluation as to the fairness, from a financial point of view, to the stockholders of the Shares (other than the shares held by the Excluded Stockholders) of the consideration to be received by the stockholders in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger. In addition, the Company has agreed to reimburse Duff & Phelps for certain of its expenses, including legal fees, and to indemnify Duff & Phelps and related persons against various liabilities. No portion of Duff & Phelps’ compensation is contingent upon the consummation of the Merger. The Committee chose to engage Duff & Phelps given, among other things, Duff & Phelps’ reputation, knowledge of the Company and the industry, and experience with transactions similar to those contemplated by the Committee.

Pursuant to the Letter Agreement, dated February 19, 2014 (the “Cappello Engagement Letter”), the Committee engaged Cappello Global to act as its exclusive financial advisor. Pursuant to the terms of the Cappello Engagement Letter, the Company agreed to pay Cappello Global a customary advisory fee contingent upon the closing of the sale or merger of the Company. In addition, the Company has agreed to reimburse Cappello Global for certain of its expenses, including legal fees, and to indemnify Cappello Global and related persons against various liabilities. The Committee chose to engage Cappello Global given, among other things, Cappello Global’s reputation, knowledge of the Company and the industry, and experience with transactions similar to those contemplated by the Committee.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for scheduled vesting of outstanding equity awards and issuances by the Company of Shares with respect thereto, (i) to the Company’s knowledge, no transactions with respect to the Shares have been effected by any of the Company’s directors, executive officers or affiliates, (ii) no transactions with respect to the Shares have been effected by any of the Company’s subsidiaries and (iii) no repurchases of Shares have been effected by the Company to cover minimum withholding taxes on Shares issued under employee stock plans (established under Rule 10b5-1 of the Exchange Act).

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Company has agreed that from the date of the Merger Agreement (a) the Company will immediately cease and cause to be terminated all discussions or negotiations with any persons (other than Parent) that may be ongoing with respect to any competing proposal and (b) the Company will promptly notify Parent of (i) the receipt of any competing proposal, (ii) any request for non-public information relating to the Company or its subsidiaries, other than requests for information not reasonably expected to be related to a competing proposal, (iii) any inquiry, offer or request for discussions or negotiations regarding a competing proposal, and (iv) the facts and circumstances of any material development or material change in circumstances with respect to the Company and its subsidiaries. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited competing proposal. The information set forth in Section 11 of the Offer to Purchase under the headings “The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation” and “The Merger Agreement; Other Agreements—Merger Agreement—Sport Chalet Board’s Recommendation; Adverse Recommendation Changes are incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record, who was such on the record date for notice of such meeting, not less than 20 days prior to the meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the Surviving Company will be required to send a notice of the date that the Merger became effective to each stockholder who delivered to the Company prior to the vote of the Merger a written demand for appraisal, who did not tender his, her or its Shares in the Offer, who did not vote in favor of the Merger and who otherwise complied with Section 262 of the DGCL. Alternatively, if the Merger is consummated through a short-form procedure under Section 253 of the DGCL, then, either a constituent corporation before the effective time of the Merger or the surviving corporation within 10 days thereafter, will be required to send a notice to each stockholder who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include a copy of Section 262 of the DGCL. Such notice, if given after the effective time of the Merger, shall also notify stockholders of the effective time of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B. Each of Parent, Purchaser and the Company has acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL, the exercise of the Top-Up Option, the issuance of the Shares pursuant thereto, the delivery by Purchaser of cash or the promissory note in payment for such Shares and the other transactions contemplated in connection with the exercise of the Top-Up Option shall not be considered in connection with the determination of the fair value of any Class A Shares or Class B Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand, and who has properly demanded, appraisal of such shares pursuant to, and who complies with, Section 262 of the DGCL.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(a) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board, for purposes of Section 203 of the DGCL and the requirements of any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations or other takeover laws and regulations of any state, adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Golden Parachute Compensation

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Named Executive Officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules, and in this section such term is used to describe the Merger-related golden parachute compensation that is potentially payable to the Named Executive Officers.

As described above in the “Change in Control Severance Benefits Agreements with Named Executive Officers” section, the Company has entered into employment agreements with its Named Executive Officers that specify certain payments and benefits to be provided upon various circumstances, including, among other things, upon a qualifying termination of employment following a change in control.

In accordance with the SEC’s compliance rules regarding golden parachute compensation, the Golden Parachute Compensation table below sets forth the estimated amounts of certain compensation that each Named Executive Officer could receive based upon the proposed Merger. The estimates below are based in part on the following assumptions:

•	The Offer, which will constitute a change in control of the Company, hypothetically closed on July 2, 2014 (the “Closing”), the latest practicable date prior to the filing of this Schedule 14D-9;

•	The value of a Share as of the Closing is $1.20;

•	All of the unvested stock options held by each Named Executive Officer became fully vested under the Merger Agreement but each such stock option’s per share exercise price was greater than $1.20 and therefore such acceleration of vesting created no value for the Named Executive Officers; and

•	Each Named Executive Officer hypothetically experienced an involuntary termination of employment that would qualify for payment of severance benefits as of the end of the day on the Closing. This termination is purely hypothetical and is solely for purposes of showing estimated severance compensation.

The actual amount of payments (if any) will likely differ from the below estimated amounts. No Named Executive Officer is entitled to any tax reimbursement payments from the Company. The amounts shown below are pre-tax and do not reflect any possible adjustment to avoid having any payments being characterized as excess parachute payments under Internal Revenue Code Section 280G.

Golden Parachute Compensation

Named Executive Officer	Cash(1) ($)	Perquisites/ Benefits(2) ($)	Total(3) ($)
Craig Levra	$760,000	$24,630	$784,630
Howard Kaminsky	$228,000	$17,241	$245,241
Thomas Tennyson	$295,000	$24,630	$319,630

(1)	Cash. The figures in this column represent estimates of the hypothetical cash severance benefits for the Named Executive Officers under their employment agreements and reflects the June 30, 2014 waiver agreements executed by Messrs. Levra and Kaminsky. In addition to the assumptions enumerated above, the following assumptions were also utilized in determining these estimates:

	Mr. Levra	Mr. Kaminsky	Mr. Tennyson
Annual Base Salary	$380,000	$228,000	$295,000

The amounts included in this column are “double trigger” in nature; namely, eligibility to receive this amount requires both the occurrence of a change in control and a qualifying involuntary termination of employment (and with respect to Mr. Tennyson’s enhanced severance amount of six months of additional base salary, such termination must occur within twelve months following such change in control).

(2)	Perquisites/benefits. The figures in this column represent an estimated value of the hypothetical benefits of the Company’s continued subsidized participation by the Named Executive Officer in the Company’s group medical and dental plans under COBRA, for the number of months specified in their employment agreements, following their involuntary termination date. For the purposes of making these estimates, it was assumed that the monthly costs to the Company of providing this subsidy would be approximately as shown in the below table:

	Mr. Levra	Mr. Kaminsky	Mr. Tennyson
Monthly COBRA	$1,368.33	$957.82	$1,368.33

The amounts included in this column are “double trigger” in nature; namely, eligibility to receive this amount requires both the occurrence of a change in control and a qualifying involuntary termination of employment.

(3)	Total. The following table shows, for the Named Executive Officers, the golden parachute compensation total amounts which are single trigger or double trigger in nature.

Named Executive Officer	Single Trigger ($)	Double Trigger ($)
Craig Levra	—	$784,630
Howard Kaminsky	—	$245,241
Thomas Tennyson	—	$319,630

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Purchaser must have accepted for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial performance of the Company; and any statements of assumptions underlying any of the foregoing. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time the document was prepared. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “project,” “intend,” “likely,” “will,” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against the Company and others following announcement of the definitive agreement entered into with Parent; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares may also obtain free copies of the documents filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.sportchalet.com under the heading “SEC Filings” in the “Investor Relations” portion of the Company’s website. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated July 3, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Everest Merger Sub, Inc., filed with the SEC on July 3, 2014).*

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Everest Merger Sub, Inc., filed with the SEC on July 3, 2014).*

(a)(1)(iii)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Everest Merger Sub, Inc., filed with the SEC on July 3, 2014).*

(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of Everest Merger Sub, Inc., filed with the SEC on July 3, 2014).*

(a)(1)(v)	Summary Advertisement as published in The New York Times on July 3, 2014 (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of Everest Merger Sub, Inc., filed with the SEC on July 3, 2014).

(a)(5)(i)	Joint Press Release issued by Sport Chalet, Inc. and Vestis Retail Group, LLC, dated June 30, 2014 (incorporated by reference to Exhibit 99.9 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(a)(5)(ii)	Opinion of Duff & Phelps, LLC, dated June 29, 2014 (incorporated by referenced to Annex A attached to this Schedule 14D-9).*

(a)(5)(iii)	Letter to employees, dated June 30, 2014 (incorporated by reference to Exhibit 99.10 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(a)(5)(iv)	List of Frequently Asked Questions to employees, dated June 30, 2014 (incorporated by reference to Exhibit 99.10 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(a)(5)(v)	Letter to selected vendors, dated June 30, 2014 (incorporated by reference to Exhibit 99.10 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(1)	Agreement and Plan of Merger, dated June 30, 2014, by and among Sport Chalet, Inc., Vestis Retail Group, LLC and Everest Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(2)	Form of Tender and Support Agreement, each dated as of June 30, 2014, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc. and each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch (incorporated by reference to Exhibit 99.2 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(3)	Stock Purchase Agreement, dated as of June 30, 2014, by and among The Olberz Family Trust dated 05/06/1997, Irene M. Olberz, Eric S. Olberz,, Vestis Retail Group, LLC, Purchaser and, solely with respect to certain provisions, Sport Chalet, Inc. (incorporated by reference to Exhibit 99.1 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(4)	Indemnification Agreement, dated as of June 30, 2014, by and among the Company, The Olberz Family Trust dated 05/06/1997, Irene M. Olberz, Eric S. Olberz (incorporated by reference to Exhibit 99.4 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

Exhibit Number	Description

(e)(5)	Letter Agreement, dated January 7, 2014, by and between Cappello Capital Corp. and Versa Capital Management, LLC (incorporated by reference to Exhibit (d)(2)(v) to the Schedule TO of Everest Merger Sub, Inc., filed with the SEC on July 3, 2014).

(e)(6)	First Amendment to Lease, dated as of June 30, 2014, by and between La Canada Properties, Inc. and Sport Chalet, Inc. (incorporated by reference to Exhibit 99.3 to Sport Chalet, Inc.’s Current Report on Form 8-K/A, filed with the SEC on July 2, 2014).

(e)(7)	Consent Agreement, dated as of June 27, 2014, by and among Sport Chalet, Inc., Sport Chalet Value Services, LLC, Sport Chalet Team Sales, Inc., certain financial institutions and Bank of America, N.A., as Agent (incorporated by reference to Exhibit 99.5 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(8)	Consent Agreement, dated as of June 27, 2014, by and among Sport Chalet, Inc., Sport Chalet Value Services, LLC, Sport Chalet Team Sales, Inc., certain financial institutions and Crystal Financial SBIC LP., as Agent (incorporated by reference to Exhibit 99.6 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(9)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Sport Chalet, Inc.’s Form 10-Q for the quarter ended September 27, 2009, filed with the SEC on November 6, 2009).

(e)(10)	Bylaws, amended as of September 15, 2009 (incorporated by reference to Exhibit 3.2 of Sport Chalet, Inc.’s Form 10-Q for the quarter ended September 27, 2009, filed with the SEC on November 6, 2009).

(e)(11)	1992 Incentive Award Plan, as amended (incorporated by reference to Exhibit 10.1.1 and 10.1.2 to Sport Chalet, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, filed with the SEC on June 23, 2003).

(e)(12)	Sport Chalet Stock Option Incentive Award Agreement (incorporated by reference to Exhibit 10.20 to Sport Chalet, Inc.’s Registration Statement on Form S-1 (Registration Statement No. 33-53120)).

(e)(13)	2004 Equity Incentive Plan, amended as of August 11, 2011 (incorporated by reference to Appendix A to Sport Chalet, Inc.’s definitive proxy statement for the 2011 annual meeting of stockholders, filed June 30, 2011.)

(e)(14)	Sport Chalet, Inc. 2004 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Sport Chalet, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on May 24, 2013).

(e)(15)	Form of Indemnification Agreement with directors and officers (incorporated by reference to Exhibit 10.3 to Sport Chalet’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed with the SEC on June 22, 2006).

(e)(16)	Letter agreement, dated June 30, 2014, between Sport Chalet, Inc. and Craig L. Levra, waiving enhanced change-in-control termination benefits (incorporated by reference to Exhibit 99.7 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(17)	Letter agreement, dated June 30, 2014, between Sport Chalet, Inc. and Howard K. Kaminsky, waiving enhanced change-in-control termination benefits (incorporated by reference to Exhibit 99.8 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 1, 2014).

(e)(18)	Employment Agreement dated as of December 31, 2008, between Sport Chalet, Inc. and Craig L. Levra (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 8, 2009).

Exhibit Number	Description

(e)(19)	Employment Agreement dated as of December 31, 2008, between Sport Chalet, Inc. and Howard K. Kaminsky (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 8, 2009).

(e)(20)	Employment Agreement dated as of December 31, 2008, between Sport Chalet, Inc. and Dennis D. Trausch (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed with the SEC on January 8, 2009).

(e)(21)	Employment Agreement dated as of December 31, 2008, between Sport Chalet, Inc. and Tim Anderson (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K, filed with the SEC on January 8, 2009).

(e)(22)	Form of letter agreement dated as of March 31, 2006 re acceleration of vesting of options between Sport Chalet, Inc. and certain of its executive officers and key employees (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 3, 2006).

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT CHALET, INC.

By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky
Executive Vice President—Finance, Chief Financial Officer and Secretary

Dated: July 3, 2014

Annex A

Confidential	June 29, 2014

Special Committee of the Board of Directors

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, CA 91011

Ladies and Gentlemen:

Sport Chalet, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board of Directors”) of the Company to provide an opinion (the “Opinion”) as to the fairness, solely from a financial point of view, to the stockholders of the Class A Common Stock and Class B Common Stock of the Company other than the shares held by the Olberz Family Trust (the “Family Trust”). Eric Olberz and Irene Olberz (collectively, the “Olberzes”), Craig Levra, the Company’s Chairman and Chief Executive Officer, and Howard Kaminsky, the Company’s Chief Financial Officer (collectively, the “Excluded Stockholders”) of both the Short-Form Merger Consideration (defined below) and the Long-Form Merger Consideration (defined below) to be received by the stockholders in a contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves the acquisition of the Company by Vestis Retail Group LLC (“Vestis”) effected through a stock purchase of certain shares and a separate two- step merger to acquire the remaining shares. Vestis and the Company would enter into a merger agreement providing for the merger of a newly formed subsidiary of Vestis (“Merger Sub”) with and into the Company. The merger would be structured as a two-step transaction, with an upfront tender offer by Vestis and Merger Sub for all outstanding shares of Class A Common Stock and Class B Common Stock of the Company followed by a merger through which Vestis would acquire any shares not acquired in the tender offer. Simultaneous with entering into the merger agreement with the Company, Vestis would enter into a stock purchase agreement with the Family Trust and the Olberzes, whereby the Family Trust and the Olberzes would agree to sell to Vestis all of their shares (“Olberz Shares”) at a price equal to $0.75 per share immediately following the closing of the tender offer described below. Following the execution of the merger agreement and the stock purchase agreement, Vestis and Merger Sub would launch a tender offer for all outstanding shares of Class A Common Stock and Class B Common Stock of the Company (not including the Olberz Shares) at a price equal to $1.20 per share (“Short-Form Merger Consideration”). If, after the consummation of the tender offer, exercise of the top-up option provided in the Merger Agreement and the purchase of the Olberz Shares, Vestis owns 90% of each of the

Duff & Phelps, LLC	T +1 424 249 1650	www.duffandphelps.com
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June 29, 2014

Class A Common Stock and Class B Common Stock on a fully diluted basis, Vestis would close the tender offer at $1.20 per share, purchase the Olberz Shares at $0.75 per share and effect a short-form merger in which the remaining Class A and Class B stockholders would also receive $1.20 per share. If the shares tendered in the offer together with the Olberz Shares and the shares acquired by Vestis through exercise of the top-up option do not constitute 90% of each of the Class A Common Stock and Class B Common Stock of the Company on a fully diluted basis, the tender offer price would be reduced to $1.04 (“Long-Form Merger Consideration”) and the tender offer would be extended as required by the SEC’s rules. Vestis would then close the extended tender offer at the $1.04 price, purchase the Olberz Shares at $0.75 per share and effect a long-form merger in which the remaining Class A and Class B stockholders would receive $1.04 per share. For purposes of this opinion “fully diluted basis” shall mean that, as of any date of determination, (x) the number of shares of stock issued and outstanding as of such date, plus (y) the number of shares of stock underlying options issued and outstanding as of such date which have an exercise price lower than the Offer Price (as defined in the Merger Agreement); provided however, that the number of options issued and outstanding shall include any options for which the vesting shall be accelerated in connection with the transaction, whether or not such acceleration has then actually occurred.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate to enable Duff & Phelps to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended March 31, 2012 and March 31, 2013 and the Company’s unaudited interim financial statements for December 29, 2013 included in the Company’s Form 10-Q filed with the SEC;

b.	The Company’s draft Form 10-K for the fiscal year ended March 30, 2014;

c.	Unaudited internal financial statements for the Company for the three fiscal years ended March 31, 2014 and for the two months ended May 31, 2014;

d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to us by management of the Company;

e.	The Restated Certificate of Incorporation of Sport Chalet, Inc. dated November 4, 2009;

f.	A letter dated June 17, 2014 from the management of the Company which made certain representations as to the financial projections for the Company;

g.	Documents related to the Proposed Transaction, including the amended and restated summary term sheet for the acquisition of the Company by Vestis dated June 4, 2014, the Draft Agreement and Plan of Merger by and Among Vestis Retail Holdings, LLC, Everest Merger Sub, Inc. and the Company dated June 25, 2014 (the “Merger Agreement”), the Draft Stock Purchase Agreement, by and among Vestis, the Family Trust, the Olberzes and the Company dated June 25, 2014, and the Draft Tender and Support Agreement, by and among Vestis, Merger Sub, and Stockholder (as defined therein); and

Sports Chalet, Inc.

June 29, 2014

h.	The draft term sheet dated June 2, 2014 for the $15 million term loan from Crystal Financial LLC and the Draft Term Loan and Security Agreement dated June 24, 2014 among the Company, certain financial institutions, as lenders and Crystal Financial SBIC LP, as Agent.

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s Class A Common Stock and Class B Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any material amendments or modifications thereto or any material waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

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June 29, 2014

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate or participate in any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, or (iii) advise the Special Committee or the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Class A Common Stock or Class B Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee and the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any term of the Merger Agreement other than the Short Form or Long-Form Consideration to be received by the stockholders other than the Excluded Stockholders; (iii) does not address the consideration to be received by the Excluded Stockholders; (iv) does not address the process through which the Company has chosen to consider the Proposed Transaction versus any alternative transaction; (v) does not address any transaction related to the Proposed Transaction; (vi) is not a recommendation as to how the Special Committee, the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (vii) does not indicate that the Short Form or Long-Form Consideration to be received by the stockholders of the Company other than the Excluded Stockholders pursuant to the Merger Agreement is the best possibly attainable under any circumstances; instead, it merely states whether such consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related

Sports Chalet, Inc.

June 29, 2014

transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated June 10, 2014 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee that it is prepared to deliver its Opinion. Duff & Phelps was the investment banker to Eastern Mountain Sports and represented that company in its sale in 2012 to Versa Capital Management (“Versa”), the parent company of Vestis. Furthermore, Duff & Phelps is in the process of being engaged to render a solvency opinion to the board of directors of Avenue Stores, LLC, a portfolio company of Versa. Duff & Phelps will receive customary fees, expense reimbursement, and indemnification on this engagement. Other than these engagements, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, both the Short-Form Merger Consideration and the Long-Form Merger Consideration to be received by the stockholders of the Company, other than the Excluded Stockholders, pursuant to the Merger Agreement are fair from a financial point of view to the stockholders of the Class A Common Stock and Class B Common Stock of the Company other than the Excluded Stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

Annex B

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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